SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information
September 30, 2018
(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with the accounting practices adopted in Brazil)

Company data
Capital Composition	3
Individual financial statements
Balance sheet - Assets	4
Balance sheet - Liabilities	5
Statement of income	6
Statement of comprehensive income (loss)	7
Statement of cash flow	8
Statements of changes in equity
01/01/2018 to 09/30/2018	9
01/01/2017 to 09/30/2017	10
Statement of value added	11
Consolidated financial statements
Balance sheet - Assets	12
Balance sheet - Liabilities	13
Statement of income	14
Statement of comprehensive income (loss)	15
Statement of cash flow	16
Statements of changes in equity
01/01/2018 to 09/30/2018	17
01/01/2017 to 09/30/2017	18
Statement of value added	19
Comments on performance	20
Notes to the quartely information	38
Other information deemed relevant by the Company	74
Reports and statements
Report on review of interim financial information	77
Management statement of interim financial information	79
Management statement on the report on review of interim financial information	80

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	09/30/2018
Paid-in Capital
Common	44,758
Preferred	-
Total	44,758
Treasury shares
Common	872
Preferred	-
Total	872

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 09/30/2018	PRIOR YEAR 12/31/2017
1	Total assets	3,522,810	3,538,909
1.01	Current assets	1,442,091	1,369,512
1.01.01	Cash and cash equivalents	3,912	7,461
1.01.01.01	Cash and banks	3,912	7,461
1.01.02	Short-term investments	182,830	110,945
1.01.02.01	Fair value of short-term investments	182,830	110,945
1.01.03	Accounts receivable	477,078	371,228
1.01.03.01	Trade accounts receivable	477,078	371,228
1.01.03.01.01	Receivables from clients of developments	464,580	357,061
1.01.03.01.02	Receivables from clients of construction and services rendered	12,498	14,167
1.01.04	Inventory	686,848	753,748
1.01.04.01	Properties for sale	686,848	753,748
1.01.07	Prepaid expenses	2,728	5,030
1.01.07.01	Prepaid expenses and others	2,728	5,030
1.01.08	Other current assets	88,695	121,100
1.01.08.01	Non-current assets held for sale	30,912	44,997
1.01.08.03	Other	57,783	76,103
1.01.08.03.01	Other assets	31,553	47,640
1.01.08.03.02	Derivative financial instruments	-	404
1.01.08.03.03	Receivables from related parties	26,230	28,059
1.02	Non-current assets	2,080,719	2,169,397
1.02.01	Non-current assets	509,438	534,095
1.02.01.04	Accounts receivable	189,894	160,602
1.02.01.04.01	Receivables from clients of developments	189,894	160,602
1.02.01.05	Inventory	205,112	289,162
1.02.01.05.01	Properties for sale	205,112	289,162
1.02.01.10	Others non current assets	114,432	84,331
1.02.01.10.03	Other assets	87,811	62,152
1.02.01.10.04	Receivables from related parties	26,621	22,179
1.02.02	Investments	1,532,199	1,598,153
1.02.02.01	Investments	1,532,199	1,598,153
1.02.03	Property and equipment	21,707	19,719
1.02.03.01	Operating property and equipment	21,707	19,719
1.02.04	Intangible assets	17,375	17,430
1.02.04.01	Intangible assets	17,375	17,430

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 09/30/2018	PRIOR YEAR 12/31/2017
2	Total liabilities	3,522,810	3,538,909
2.01	Current liabilities	1,578,334	1,984,597
2.01.01	Social and labor obligations	32,329	25,997
2.01.01.02	Labor obligations	32,329	25,997
2.01.02	Suppliers	91,494	85,690
2.01.03	Tax obligations	45,787	32,114
2.01.03.01	Federal tax obligations	45,787	32,114
2.01.04	Loans and financing	177,601	513,782
2.01.04.01	Loans and financing	146,405	425,605
2.01.04.01.01	Loans and financing in local currency	146,405	425,605
2.01.04.02	Debentures	31,196	88,177
2.01.05	Other obligations	1,152,956	1,210,700
2.01.05.01	Payables to related parties	952,042	971,002
2.01.05.02	Other	200,914	239,698
2.01.05.02.04	Obligations related to purchases of properties and advances from customers	99,409	132,098
2.01.05.02.06	Other payables	81,076	83,647
2.01.05.02.07	Obligations assumed on the assignment of receivables	20,429	23,953
2.01.06	Provisions	78,167	116,314
2.01.06.01	Tax, labor and civil lawsuits	78,167	116,314
2.01.06.01.01	Tax lawsuits	637	194
2.01.06.01.02	Labor lawsuits	21,711	19,300
2.01.06.01.04	Civil lawsuits	55,819	96,820
2.02	Non-current liabilities	1,074,224	798,755
2.02.01	Loans and financing	705,357	456,061
2.02.01.01	Loans and financing	455,228	336,525
2.02.01.01.01	Loans and financing in local currency	455,228	336,525
2.02.01.02	Debentures	250,129	119,536
2.02.02	Other liabilities	198,725	189,092
2.02.02.02	Other	198,725	189,092
2.02.02.02.03	Obligations related to purchase of properties and advances from customers	157,315	137,192
2.02.02.02.04	Other liabilities	10,764	7,041
2.02.02.02.06	Obligations assumed on the assignment of receivables	30,646	44,859
2.02.03	Deferred taxes	74,473	74,473
2.02.03.01	Deferred income tax and social contribution	74,473	74,473
2.02.04	Provisions	95,669	79,129
2.02.04.01	Tax, labor and civil lawsuits	95,669	79,129
2.02.04.01.01	Tax lawsuits	-	565
2.02.04.01.02	Tax and labor lawsuits	31,873	36,903
2.02.04.01.04	Civil lawsuits	63,796	41,661
2.03	Equity	870,252	755,557
2.03.01	Capital	2,521,319	2,521,152
2.03.02	Capital reserves	311,583	56,359
2.03.02.05	Treasury shares	(27,057)	(29,089)
2.03.02.07	Constitution of capital reserve	250,599	-
2.03.02.09	Reserve for granting of stock options	88,041	85,448
2.03.05	Retained earnings/accumulated losses	(1,962,650)	(1,821,954)

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 07/01/2018 to 09/30/2018	YEAR TO DATE 01/01/2018 to 09/30/2018	SAME QUARTER OF PREVIOUS YEAR 07/01/2017 to 09/30/2017	PREVIOUS YEAR TO DATE 01/01/2017 to 09/30/2017
3.01	Gross sales and/or services	226,353	679,044	113,405	327,706
3.01.01	Revenue from real estate development	248,125	745,595	125,001	359,722
3.01.03	Taxes on real estate sales and services	(21,772)	(66,551)	(11,596)	(32,016)
3.02	Cost of sales and/or services	(202,961)	(528,582)	(125,556)	(357,987)
3.02.01	Cost of real estate development	(202,961)	(528,582)	(125,556)	(357,987)
3.03	Gross profit	23,392	150,462	(12,151)	(30,281)
3.04	Operating expenses/income	(40,865)	(212,911)	(121,796)	(360,149)
3.04.01	Selling expenses	(18,243)	(63,105)	(19,908)	(54,557)
3.04.02	General and administrative expenses	(19,828)	(50,706)	(16,373)	(50,346)
3.04.05	Other operating expenses	(22,885)	(57,155)	(11,050)	(79,386)
3.04.05.01	Depreciation and amortization	(6,122)	(14,550)	(8,169)	(25,337)
3.04.05.02	Other operating expenses	(16,763)	(42,605)	(2,881)	(54,049)
3.04.06	Income from equity method investments	20,091	(41,945)	(74,465)	(175,860)
3.05	Income (loss) before financial results and income taxes	(17,473)	(62,449)	(133,947)	(390,430)
3.06	Financial	(19,752)	(60,060)	(23,894)	(94,987)
3.06.01	Financial income	5,755	14,687	6,131	20,852
3.06.02	Financial expenses	(25,507)	(74,747)	(30,025)	(115,839)
3.07	Income before income taxes	(37,225)	(122,509)	(157,841)	(485,417)
3.09	Income (loss) from continuing operations	(37,225)	(122,509)	(157,841)	(485,417)
3.10	Income (loss) from discontinued operations	-	-	-	98,175
3.10.01	Net income (loss) from discontinued operations	-	-	-	98,175
3.11	Income (loss) for the period	(37,225)	(122,509)	(157,841)	(387,242)
3.99	Earnings per share – (Reais / Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	(0.89247)	(2.93716)	(5.87343)	(14.40969)
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	ON	(0.89247)	(2.93716)	(5.87343)	(14.40969)

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 07/01/2018 to 09/30/2018	YEAR TO DATE 01/01/2018 to 09/30/2018	SAME QUARTER OF PREVIOUS YEAR 07/01/2017 to 09/30/2017	PREVIOUS YEAR TO DATE 01/01/2017 to 09/30/2017
4.01	Income (loss) for the period	(37,225)	(122,509)	(157,841)	(387,242)
4.03	Comprehensive income (loss) for the period	(37,225)	(122,509)	(157,841)	(387,242)

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOW - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 09/30/2018	PREVIOUS YEAR TO DATE 01/01/2017 to 09/30/2017
6.01	Net cash from operating activities	(66,472)	118,278
6.01.01	Cash generated from operations	(72,655)	(176,844)
6.01.01.01	Income (loss) before income and social contribution taxes	(122,509)	(485,417)
6.01.01.02	Income from equity method investments	12,595	175,860
6.01.01.03	Stock option expenses	1,912	2,898
6.01.01.04	Unrealized interest and finance charges, net	5,474	35,102
6.01.01.05	Financial instruments	(763)	(790)
6.01.01.06	Depreciation and amortization	14,550	25,337
6.01.01.07	Provision for legal claims	44,641	61,584
6.01.01.08	Provision for profit sharing	3,795	9,395
6.01.01.09	Warranty provision	(3,656)	(7,439)
6.01.01.11	Allowance for doubtful accounts	(19,037)	17,767
6.01.01.12	Provision for realization of non-financial assets - properties for sale	(10,119)	(11,141)
6.01.01.15	Inventory write-off	462	-
6.01.02	Variations in assets and liabilities	6,183	295,122
6.01.02.01	Trade accounts receivable	(150,711)	121,494
6.01.02.02	Properties for sale	204,504	207,441
6.01.02.03	Other accounts receivable	(16,293)	(10,242)
6.01.02.04	Prepaid expenses	2,302	(2,805)
6.01.02.05	Obligations related to purchases of properties and advances from customers	(12,566)	(13,574)
6.01.02.06	Taxes and contributions	13,673	(3,028)
6.01.02.07	Suppliers	6,708	11,732
6.01.02.08	Salaries and charges payable	2,537	(10,577)
6.01.02.09	Transactions with related parties	(12,826)	31,263
6.01.02.10	Other obligations	(31,145)	(36,582)
6.02	Net cash from investment activities	(95,356)	249,250
6.02.01	Purchases of property and equipment and intangible assets	(16,483)	(16,216)
6.02.02	Increase in investments	(6,988)	1,295
6.02.03	Redemption of short-term investments	828,039	732,351
6.02.04	Purchase of short-term investments	(899,924)	(678,145)
6.02.07	Proceeds from the exercise of preemptive rights	-	219,510
6.02.08	Transaction costs	-	(9,545)
6.03	Net cash from financing activities	158,279	(383,015)
6.03.01	Capital increase	167	-
6.03.02	Increase in loans, financing and debentures	339,201	190,252
6.03.03	Payment of loans, financing and debentures	(431,560)	(599,448)
6.03.06	Loan transactions with related parties	(843)	5,625
6.03.07	Payables to venture partners	-	(1,140)
6.03.08	Disposal of treasury shares	715	317
6.03.10	Assignment of receivables	-	21,379
6.03.12	Subscription and payment of common shares	250,599	-
6.05	Net increase (decrease) of cash and cash equivalents	(3,549)	(15,487)
6.05.01	Cash and cash equivalents at the beginning of the period	7,461	19,811
6.05.02	Cash and cash equivalents at the end of the period	3,912	4,324

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 09/30/2018 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,521,152	56,359	-	(1,821,954)	-	755,557
5.02	Adjusted prior year	-	-	-	(16,869)	-	(16,869)
5.02.01	Adoption of CPC 48 (IFRS 9)	-	-	-	(16,869)	-	(16,869)
5.03	Opening adjusted balance	2,521,152	56,359	-	(1,838,823)	-	738,688
5.04	Capital transactions with shareholders	167	255,224	-	(1,318)	-	254,073
5.04.01	Capital increase	167	250,599	-	-	-	250,766
5.04.03	Stock option plan	-	2,592	-	-	-	2,592
5.04.05	Treasury shares sold	-	2,033	-	(1,318)	-	715
5.05	Total of comprehensive income (loss)	-	-	-	(122,509)	-	(122,509)
5.05.01	Net income (loss) for the period	-	-	-	(122,509)	-	(122,509)
5.07	Closing balance	2,521,319	311,583	-	(1,962,650)	-	870,252

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 09/30/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	49,424	-	(861,761)	-	1,928,325
5.03	Opening adjusted balance	2,740,662	49,424	-	(861,761)	-	1,928,325
5.04	Capital transactions with shareholders	(219,510)	3,233	-	(107,720)	-	(323,997)
5.04.03	Stock option plan	-	2,916	-	-	-	2,916
5.04.04	Treasury shares acquired	-	317	-	-	-	317
5.04.08	Capital reduction	(219,510)	-	-	(107,720)	-	(323,997)
5.05	Total comprehensive income (loss)	-	-	-	(387,242)	-	(387,242)
5.05.01	Net income (loss) for the period	-	-	-	(387,242)	-	(387,242)
5.07	Closing balance	2,521,152	52,657	-	(1,356,723)	-	1,217,086

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 09/30/2018	PREVIOUS YEAR TO DATE 01/01/2017 to 09/30/2017
7.01	Revenue	745,595	359,722
7.01.01	Real estate development, sales and services	726,559	377,489
7.01.04	Allowance for doubtful accounts	19,036	(17,767)
7.02	Inputs acquired from third parties	(533,950)	(278,707)
7.02.01	Cost of sales and/or service	(442,945)	(295,990)
7.02.02	Materials, energy, outsourced labor and other	(91,005)	(80,892)
7.02.04	Other	-	98,175
7.02.04.01	Result of discontinued operations	-	98,175
7.03	Gross value added	211,645	81,015
7.04	Retentions	(14,550)	(25,337)
7.04.01	Depreciation and amortization	(14,550)	(25,337)
7.05	Net value added produced by the Company	197,095	55,678
7.06	Added value received through transfer	(27,258)	(155,008)
7.06.01	Income from equity method investments	(41,945)	(175,860)
7.06.02	Financial income	14,687	20,852
7.07	Total value added to be distributed	169,837	(99,330)
7.08	Value added distribution	169,837	(99,330)
7.08.01	Personnel and payroll charges	51,597	63,447
7.08.01.01	Direct remuneration	51,597	63,447
7.08.02	Taxes and contributions	76,694	43,653
7.08.02.01	Federal	76,694	43,653
7.08.03	Compensation – Interest	164,055	180,812
7.08.03.01	Interest	160,384	177,836
7.08.03.02	Rent	3,671	2,976
7.08.04	Compensation – Company capital	(122,509)	(387,242)
7.08.04.03	Net income (retained losses)	(122,509)	(387,242)

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 09/30/2018	PRIOR YEAR 12/31/2017
1	Total assets	2,867,551	2,878,138
1.01	Current assets	1,763,850	1,732,925
1.01.01	Cash and cash equivalents	7,931	28,527
1.01.01.01	Cash and banks	7,931	28,527
1.01.02	Short-term investments	186,515	118,935
1.01.02.01	Fair value of short-term investments	186,515	118,935
1.01.03	Accounts receivable	569,166	484,761
1.01.03.01	Trade accounts receivable	569,166	484,761
1.01.03.01.01	Receivables from clients of developments	545,810	469,843
1.01.03.01.02	Receivables from clients of construction and services rendered	23,356	14,918
1.01.04	Inventory	858,726	882,189
1.01.04.01	Properties for sale	858,726	882,189
1.01.07	Prepaid expenses	3,184	5,535
1.01.07.01	Prepaid expenses and other	3,184	5,535
1.01.08	Other current assets	138,328	212,978
1.01.08.01	Non-current assets for sale	34,212	102,352
1.01.08.03	Other	104,116	110,626
1.01.08.03.01	Other accounts receivable and other	38,488	58,332
1.01.08.03.02	Receivables from related parties	-	404
1.01.08.03.03	Derivative financial instruments	65,628	51,890
1.02	Non-current assets	1,103,701	1,145,213
1.02.01	Non-current assets	595,216	625,465
1.02.01.04	Accounts receivable	214,405	199,317
1.02.01.04.01	Receivables from clients of developments	214,405	199,317
1.02.01.05	Inventory	263,937	339,797
1.02.01.05.01	Properties for sale	263,937	339,797
1.02.01.10	Other non-current assets	116,874	86,351
1.02.01.10.03	Other assets	90,253	64,172
1.02.01.10.04	Receivables from related parties	26,621	22,179
1.02.02	Investments	465,438	479,126
1.02.02.01	Interest in associates and affiliates	465,438	479,126
1.02.03	Property and equipment	24,827	22,342
1.02.03.01	Operation property and equipment	24,827	22,342
1.02.04	Intangible assets	18,220	18,280
1.02.04.01	Intangible assets	18,220	18,280

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 09/30/2018	PRIOR YEAR 12/31/2017
2	Total liabilities	2,867,551	2,878,138
2.01	Current liabilities	807,523	1,213,686
2.01.01	Social and labor obligations	34,864	27,989
2.01.01.02	Labor obligations	34,864	27,989
2.01.02	Suppliers	106,363	98,662
2.01.03	Tax obligations	56,822	46,430
2.01.03.01	Federal tax obligations	56,822	46,430
2.01.04	Loans and financing	201,367	569,250
2.01.04.01	Loans and financing	170,171	481,073
2.01.04.01.01	In local currency	170,171	481,073
2.01.04.02	Debentures	31,196	88,177
2.01.05	Other obligations	329,940	355,041
2.01.05.01	Payables to related parties	60,456	63,197
2.01.05.02	Other	269,484	291,844
2.01.05.02.04	Obligations related to purchases of properties and advances from customers	145,468	156,457
2.01.05.02.06	Other payables	97,075	104,386
2.01.05.02.07	Obligations assumed on the assignment of receivables	26,941	31,001
2.01.06	Provisions	78,167	116,314
2.01.06.01	Tax, labor and civil lawsuits	78,167	116,314
2.01.06.01.01	Tax lawsuits	637	194
2.01.06.01.02	Labor lawsuits	21,711	19,300
2.01.06.01.04	Civil lawsuits	55,819	96,820
2.02	Non-current liabilities	1,188,073	905,048
2.02.01	Loans and financing	758,977	535,648
2.02.01.01	Loans and financing	508,848	416,112
2.02.01.01.01	Loans and financing in local currency	508,848	416,112
2.02.01.02	Debentures	250,129	119,536
2.02.02	Other obligations	256,066	212,864
2.02.02.02	Other	256,066	212,864
2.02.02.02.03	Obligations related of purchases of properties and advances from customers	207,765	152,377
2.02.02.02.04	Other payables	10,587	7,095
2.02.02.02.06	Obligations assumed on the assignment of receivables	37,714	53,392
2.02.03	Deferred taxes	74,473	74,473
2.02.03.01	Deferred income tax and social contribution	74,473	74,473
2.02.04	Provisions	98,557	82,063
2.02.04.01	Tax, labor and civil lawsuits	98,557	82,063
2.02.04.01.01	Tax lawsuits	0	565
2.02.04.01.02	Labor lawsuits	34,499	39,682
2.02.04.01.04	Civil lawsuits	64,058	41,816
2.03	Equity	871,955	759,404
2.03.01	Capital	2,521,319	2,521,152
2.03.02	Capital reserves	311,583	56,359
2.03.02.05	Treasury shares	(27,057)	(29,089)
2.03.02.07	Constitution of capital reserve	250,599	-
2.03.02.09	Reserve for granting of stock options	88,041	85,448
2.03.05	Retained earnings/accumulated losses	(1,962,650)	(1,821,954)
2.03.09	Non-controlling interest	1,703	3,847

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CUURENT QUARTER 07/01/2018 to 09/30/2018	YEAR TO DATE 01/01/2018 to 09/30/2018	SAME QUARTER OF PREVIOUS YEAR 07/01/2017 to 09/30/2017	PREVIOUS YEAR TO DATE 01/01/2017 to 09/30/2017
3.01	Gross sales and/or services	252,306	767,974	160,325	444,117
3.01.01	Revenue from real estate development	275,231	838,972	173,520	480,398
3.01.03	Taxes on real estate sales and services	(22,925)	(70,998)	(13,195)	(36,281)
3.02	Cost of sales and/or services	(203,560)	(623,542)	(167,956)	(483,318)
3.02.01	Cost of real estate development	(203,560)	(623,542)	(167,956)	(483,318)
3.03	Gross profit	48,746	144,432	(7,631)	(39,201)
3.04	Operating expenses/income	(66,822)	(208,317)	(129,829)	(361,644)
3.04.01	Selling expenses	(20,653)	(73,042)	(22,929)	(63,169)
3.04.02	General and administrative expenses	(22,300)	(61,841)	(21,441)	(68,548)
3.04.05	Other operating expenses	(23,971)	(63,020)	(18,408)	(87,266)
3.04.05.01	Depreciation and amortization	(6,393)	(15,518)	(8,379)	(25,962)
3.04.05.02	Other operating expenses	(17,578)	(47,502)	(10,029)	(61,304)
3.04.06	Income from equity method investments	102	(10,414)	(67,051)	(142,661)
3.05	Income (loss) before financial results and income taxes	(18,076)	(63,885)	(137,460)	(400,845)
3.06	Financial	(19,179)	(58,211)	(21,069)	(83,019)
3.06.01	Financial income	6,130	15,211	6,604	23,680
3.06.02	Financial expenses	(25,309)	(73,422)	(27,673)	(106,699)
3.07	Income before income taxes	(37,255)	(122,096)	(158,529)	(483,864)
3.08	Income and social contribution taxes	(670)	(2,334)	622	(1,673)
3.08.01	Current	(670)	(2,334)	622	(1,673)
3.09	Income (loss) from continuing operations	(37,925)	(124,430)	(157,907)	(485,537)
3.10	Income (loss) from discontinued operations	-	-	-	98,175
3.10.01	Net income (loss) from discontinued operations	-	-	-	98,175
3.11	Income (loss) for the period	(37,925)	(124,430)	(157,907)	(387,362)
3.11.01	Income (loss) attributable to the Company	(37,225)	(122,509)	(157,841)	(387,242)
3.11.02	Net income attributable to non-controlling interests	(700)	(1,921)	(66)	(120)
3.99	Earnings per Share – (Reais / Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	(0.89247)	(2.93716)	(5.87343)	(14.40969)
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	ON	(0.89247)	(2.93716)	(5.87343)	(14.40969)

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 07/01/2018 to 09/30/2018	YEAR TO DATE 01/01/2018 to 09/30/2018	SAME QUARTER OF PREVIOUS YEAR 07/01/2017 to 09/30/2017	PREVIOUS YEAR TO DATE 01/01/2017 to 09/30/2017
4.01	Consolidated income (loss) for the period	(37,925)	(124,430)	(157,907)	(387,362)
4.03	Consolidated comprehensive income (loss) for the period	(37,925)	(124,430)	(157,907)	(387,362)
4.03.01	Income (loss) attributable to the Company	(37,225)	(122,509)	(157,841)	(387,242)
4.03.02	Net income attributable to the non-controlling interests	(700)	(1,921)	(66)	(120)

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 09/30/2018	PREVIOUS YEAR TO DATE 01/01/2017 to 09/30/2017
6.01	Net cash from operating activities	(26,940)	200,941
6.01.01	Cash generated in the operations	(98,389)	(196,146)
6.01.01.01	Income (loss) before income and social contribution taxes	(122,096)	(483,864)
6.01.01.02	Income from equity method investments	10,414	142,661
6.01.01.03	Stock option expenses	1,912	2,898
6.01.01.04	Unrealized interest and finance charges, net	10,229	46,975
6.01.01.05	Financial instruments	(763)	(790)
6.01.01.06	Depreciation and amortization	15,518	25,962
6.01.01.07	Provision for legal claims	44,764	61,431
6.01.01.08	Provision for profit sharing	3,795	9,394
6.01.01.09	Warranty provision	(3,656)	(7,439)
6.01.01.11	Allowance for doubtful accounts	(19,037)	17,767
6.01.01.12	Provision for realization of non-financial assets - properties for sale	(39,469)	(11,141)
6.01.02	Variations in assets and liabilities	71,449	345,128
6.01.02.01	Trade accounts receivable	(117,062)	180,528
6.01.02.02	Properties for sale	206,932	263,519
6.01.02.03	Other accounts receivable	(9,364)	(9,272)
6.01.02.04	Prepaid expenses	2,351	(2,978)
6.01.02.05	Obligations for purchases of properties and advance from customers	44,399	(26,900)
6.01.02.06	Taxes and contributions	10,392	(1,430)
6.01.02.07	Suppliers	8,530	10,520
6.01.02.08	Salaries and charges payable	3,080	(8,887)
6.01.02.09	Transactions with related parties	(12,442)	(22,906)
6.01.02.10	Other obligations	(63,033)	(35,393)
6.01.02.11	Income tax and social contribution payable	(2,334)	(1,673)
6.01.03	Other	-	51,959
6.01.03.01	Net cash from operating activities related to discontinued operations	-	51,959
6.02	Net cash from investment activities	(89,511)	335,826
6.02.01	Purchases of property, equipment and intangible assets	(17,943)	(18,370)
6.02.02	Increase in investments	(3,988)	1,294
6.02.03	Redemption of short-term investments	882,542	851,218
6.02.04	Purchase of short-term investments	(950,122)	(756,944)
6.02.07	Proceeds from the exercise of preemptive rights	-	219,510
6.02.08	Transaction costs	-	(9,545)
6.02.09	Net cash from investing activities related to discontinued operations	-	48,663
6.03	Net cash from financing activities	95,855	(414,964)
6.03.01	Capital increase	167	-
6.03.02	Increase in loans, financing and debentures	377,841	255,805
6.03.03	Payment of loans, financing and debentures	(532,624)	(721,076)
6.03.06	Loan transactions with related parties	(843)	5,625
6.03.07	Payables to venture partners	-	(1,237)
6.03.08	Disposal of treasury shares	715	317
6.03.10	Assignment of receivables	-	21,513
6.03.11	Net cash from financing activities related to discontinued operations	-	24,089
6.03.12	Subscription and payment of common shares	250,599	-
6.04	Foreign exchange gains and losses on cash and cash equivalents	-	(124,711)
6.05	Net increase (decrease) in cash and cash equivalents	(20,596)	(2,908)
6.05.01	Cash and cash equivalents at the beginning of the period	28,527	29,534
6.05.02	Cash and cash equivalents at the end of the period	7,931	26,626

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 09/30/2018 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity	Non controlling interest	Total equity Consolidated
5.01	Opening balance	2,521,152	56,359	-	(1,821,954)	-	755,557	3,847	759,404
5.02	Adjusted prior year	-	-	-	(16,869)	-	(16,869)	-	(16,869)
5.02.01	Adoption of CPC 48 (IFRS 9)	-	-	-	(16,869)	-	(16,869)	-	(16,869)
5.03	Opening adjusted balance	2,521,152	56,359	-	(1,838,823)	-	738,688	3,847	742,535
5.04	Capital transactions with shareholders	167	255,224	-	(1,318)	-	254,073	-	254,073
5.04.01	Capital increase	167	250,599	-	-	-	250,766	-	250,766
5.04.03	Stock option plan	-	2,592	-	-	-	2,592	-	2,592
5.04.05	Treasury shares sold	-	2,033	-	(1,318)	-	715	-	715
5.05	Total comprehensive income (loss)	-	-	-	(122,509)	-	(122,509)	(1,921)	(124,430)
5.05.01	Net income (loss) for the period	-	-	-	(122,509)	-	(122,509)	(1,921)	(124,430)
5.06	Reserves	-	-	-	-	-	-	(223)	(223)
5.06.01	Constitution of reserves	-	-	-	-	-	-	(223)	(223)
5.07	Closing balance	2,521,319	311,583	-	(1,962,650)	-	870,252	1,703	871,955

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 09/30/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity	Non controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	49,424	-	(861,761)	-	1,928,325	2,128	1,930,453
5.03	Opening adjusted balance	2,740,662	49,424	-	(861,761)	-	1,928,325	2,128	1,930,453
5.04	Capital transactions with shareholders	(219,510)	3,233	-	(107,720)	-	(323,997)	-	(323,997)
5.04.03	Stock option plan	-	2,916	-	-	-	2,916	-	2,916
5.04.05	Treasury shares sold	-	317	-	-	-	317	-	317
5.04.08	Capital reduction	(219,510)	-	-	(107,720)	-	(327,230)	-	(327,230)
5.05	Total of comprehensive income (loss)	-	-	-	(387,242)	-	(387,242)	(120)	(387,362)
5.05.01	Net income (loss) for the period	-	-	-	(387,242)	-	(387,242)	(120)	(387,362)
5.07	Closing balance	2,521,152	52,657	-	(1,356,723)	-	1,217,086	2,008	1,219,094

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 09/30/2018	PREVIOUS YEAR TO DATE 01/01/2017 to 09/30/2017
7.01	Revenue	838,972	480,398
7.01.01	Real estate development, sales and services	836,804	498,165
7.01.04	Allowance for doubtful accounts	2,168	(17,767)
7.02	Inputs acquired from third parties	(627,853)	(397,028)
7.02.01	Cost of sales and/or services	(524,145)	(392,201)
7.02.02	Materials, energy, outsourced labor and other	(103,708)	(103,002)
7.02.04	Other	-	98.175
7.02.04.01	Result of discontinued operation	-	98.175
7.03	Gross value added	211,119	83,370
7.04	Retentions	(15,518)	(25,962)
7.04.01	Depreciation and amortization	(15,518)	(25,962)
7.05	Net value added produced by the Company	195,601	57,408
7.06	Value added received through transfer	4,797	(118,981)
7.06.01	Income from equity method investments	(10,414)	(142,661)
7.06.02	Financial income	15,211	23,680
7.07	Total value added to be distributed	200,398	(61,573)
7.08	Value added distribution	200,398	(61,573)
7.08.01	Personnel and payroll charges	60,102	72,061
7.08.01.01	Direct remuneration	60,102	72,061
7.08.02	Taxes and contributions	85,378	51,393
7.08.02.01	Federal	85,378	51,393
7.08.03	Compensation – Interest	177,427	202,215
7.08.03.01	Interest	172,819	197,816
7.08.03.02	Rent	4,608	4,399
7.08.04	Compensation – Company capital	(122,509)	(387,242)
7.08.04.03	Net income (retained losses)	(122,509)	(387,242)

FOR IMMEDIATE RELEASE - São Paulo, November 8, 2018 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported its financial results for the third quarter ended September 30, 2018.

GAFISA  ANNOUNCES
3Q18 RESULTS

Conference Call
November 9, 2018

► 11:00 a.m.  Brasília time

In Portuguese

+55 (11) 3127-4971 / 3728-5971 (Brazil)

Code: Gafisa

► 8:30 a.m. US EST

In English

(simultaneous translation from Portuguese)

+1 516 300-1066  (USA)

Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:

+55 (11) 3127-4999

Portuguese: 35492815

English: 40262218

Shares

GFSA3 – B³

GFA – NYSE

Total outstanding shares: 44,757,914¹

Average Daily Traded Volume (3Q18):

R$11.9 million

¹including 871,664 treasury shares

As management was elected on 09/28/18, it is therefore not liable for 3Q18 operations and  results, and hereby releases its first report.

Firstly, over the past 40 days, our priority was to cut costs, processes and contracts, and optimize our structure. Specifically, we reduced our workforce by 50%, which will amount to R$36 million/year savings, which includes the Rio de Janeiro branch shutdown. From now on, we will concentrate our efforts solely on the region of São Paulo, Brazil’s largest market.

In addition, we proposed to our shareholders to transfer the Company's headquarters from São Paulo to São Caetano do Sul, at Gafisa’s owned property, which, besides sheltering our operations, will save R$4.7 million/year on office lease costs.

In addition to our focus on cost-cutting initiatives, the new management is pursuing innovation to Gafisa’s business model, highlighting as short-term actions: (i) the launch of Gafisa Serviços (Gafisa Services), which offers post-warranty services, house-up (customization of unit to be delivered according to customer’s needs) and rental of residential and commercial units, owned and third-party units, and (ii) the setup of an Innovation Committee, headed by Mr. Pedro Carvalho de Melo, one of our independent board members, and comprised of other four executives of the Company, representing the areas of building sites, new business, and sales. Mr. Melo is the academic coordinator of FGV/IDE's international programs and the chairman of Gafisa’s Audit Committee.

For the fourth quarter, we have already directed our efforts toward selling existing inventory. As to launches, new management will prioritize more profitable projects with higher market acceptance.

To subpsort the Company’s recovery in the upcoming years, we are analyzing funding alternatives.

Over the next few months, we will be working on the Business Plan for the next two years, which will be released to the market in due course. Our objective is to continue adjusting the Company's business model, driving solid performance which creates value for shareholders and stakeholders.

Ana Recart

CEO, CFO and Investor Relations Officer

 MAIN CONSOLIDATED INDICATORS

Table 1 - Operational Performance (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Launches	71,144	399,875	-82.2%	463,841	-84.7%	609,734	463,841	31.5%
Gross Sales	188,125	405,858	-53.6%	438,429	-57.1%	887,443	914,834	-3.0%
Cancellations	(51,661)	(59,912)	-13.8%	(84,390)	-47.3%	(169,276)	(316,251)	-46.5%
Pre-Sales	136,464	345,946	-60.6%	354,039	-61.5%	718,167	598,583	20.0%
Net Sales over Subpsly (SoS)	9.4%	19.9%	-10.5 bps	18.3%	-8.9 bps	35.3%	27.5%	7.8 bps
Delivery PSV	346,009	300,991	15.0%	75,227	360.0%	647,001	820,153	-21.1%
Inventories	1,318,698	1,395,626	-5.5%	1,581,402	-16.6%	1,318,698	1,581,402	-16.6%

Table 2 – Financial Performance (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Net Revenue	252,306	302,271	-16.5%	160,325	57.4%	767,974	444,117	72.9%
Adjusted Gross Profit	80,330	104,366	-23.0%	18,686	329.9%	243,829	51,916	369.7%
Adjusted Gross Margin [1]	31.8%	34.5%	-2.7 bps	11.7%	20.1 bps	31.7%	11.7%	20.0 bps
Adjusted EBITDA	20,535	29,164	-29.6%	(44,199)	-146.5%	52,942	(156,582)	-133.8%
Adjusted EBITDA Margin²	8.1%	9.6%	-1.5 bps	-27.6%	35.7 bps	6.9%	-35.3%	42.2 bps
Net Income	(37,225)	(29,359)	26.8%	(157,841)	-76.4%	(122,509)	(485,417)	-74.8%
Backlog Revenues	587,344	701,634	-16.3%	630,168	-6.8%	587,344	630,168	-6.8%
Backlog Results ³	215,778	262,828	-17.9%	220,174	-2.0%	215,778	220,174	-2.0%
Backlog Results Margin ³ [5]	36.7%	37.5%	-0.8 bps	34.9%	1.8 bps	36.7%	34.9%	1.8 bps
Net Debt	765,898	751,873	1.9%	1,063,274	-28.0%	765,898	1,063,274	-28.0%
Cash and Cash Equivalents [4]	194,446	212,897	-8.7%	155,998	24.6%	194,446	155,998	24.6%
Equity + Minority Shareholders	871,955	908,570	-4.0%	1,221,093	-28.6%	871,955	1,221,093	-28.6%
(Net Debt – Proj. Fin.) / (Equity + Minorit.)	22.7%	17.3%	5.4 bps	12.7%	10.0 bps	22.7%	12.7%	10.0 bps

¹ Adjusted by capitalized interests;

² Adjusted by stock option plan expenses (non-cash), minority shareholders;

³ Backlog  results  net  of PIS/COFINS  taxes (3.65%) and  excluding  the  impact  of  PVA  (Present Value Adjustment) method  according  to  Law  No. 11.638.

4 Cash and cash equivalents, and marketable securities.

5 Backlog results comprise the projects restricted by condition precedent

OPERATIONAL RESULTS

Table 3 - Operational Performance (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Launches	71,144	399,875	-82.2%	463,841	-84.7%	609,734	463,841	31.5%
Gross Sales	188,125	405,858	-53.6%	438,429	-57.1%	887,443	914,834	-3.0%
Cancellations	(51,661)	(59,912)	-13.8%	(84,390)	-47.3%	(169,276)	(316,251)	-46.5%
Pre-Sales	136,464	345,946	-60.6%	354,039	-61.5%	718,167	598,583	20.0%
Sales over Subpsly (SoS)	9.4%	19.9%	-10.5 bps	18.3%	-8.9 bps	35.3%	27.5%	7.8 bps
Delivery PSV	346,009	300,991	15.0%	75,227	360.0%	647,001	820,153	-21.1%

Launches

The Company launched one project in the quarter, the Vision Pinheiros, in the city of São Paulo, with total PSV of R$71.1 million. Launch volume in 9M18 reached R$609.7 million, 31.5% higher than the same period last year.

*It considers 9M18

Table 4 - Launches (R$ 000)

Project	City	Period	PSV
Upside Pinheiros	São Paulo/SP	1Q18	138,715
Upside Paraíso	São Paulo/SP	2Q18	147,949
Belvedere Lorian	Osasco/SP	2Q18	165,130
MOOV Belém	São Paulo/SP	2Q18	86,797
Vision Pinheiros	São Paulo/SP	3Q18	71,144
TOTAL			609,734

Sales

In 3Q18, gross sales totaled R$188.1 million. Lower sales volume in the period, versus 2Q18 and 3Q17, is due to: (i) heightened political uncertainty, which resulted in an economic slowdown and drop in consumer confidence and (ii) lower volume of launches in the period. It is also worth mentioning that the Vision Pinheiros project was launched on September 29, last weekend of September, with many in-progress sales negotiations that will be included in fourth quarter results. In 9M18, gross sales totaled R$887.4 million versus R$914.5 million in 9M17.

Cancellations came to R$51.7 million in 3Q18, 13.8% lower than in 2Q18, and a sharp drop of 47.3% compared to 3Q17, despite a significant volume of projects delivered in the quarter. Cancellations performance year to date also reflects this downward trend, reaching R$169.3 million in 9M18. The average monthly Cancellations decreased from R$35.1 million in 9M17 to R$18.8 million in 9M18.

The net pre-sales totaled R$136.5 million in 3Q18. In 9M18, net pre-sales came to R$718.2 million, 20% higher than in 9M17.

Cancellations (R$ million)

106
100
118
114
84
95
58
59
52
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
2016: R$508 MM
2017: R$412 MM
2018*: R$169 MM

*It considers 9M18

Net Sales Breakdown 9M18 (%)

49.1%
50.9%
Launches 9M18
Inventory

Net Pre-sales (R$ million)

258
356
117
127
354
122
236
346
136
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
2016: R$811 MM
2017: R$720 MM
2018*: R$718 MM

*It considers 9M18

Sales Over Subpsly (SoS)

Quarterly SoS was 9.4%. The 10.5 bps reduction vs. 2Q18 and 8.9 bps compared to 3Q17 were due to the lower volume of launches in the period. SoS of launches in general is higher than inventories SoS. In the last 12 months, SoS was 39%, in line with 3Q17.

Inventory (Property for Sale)

Inventory at market value was R$1,318.7 million in 3Q18, down 5.5% quarter-over-quarter. Year-over-year the reduction was 16.6%.

Table 5 – Inventory at Market Value 3Q18 x 2Q18 (R$ 000)

	Inventories EoP 2Q18	Launches	Cancellations	Gross Sales	Adjustements¹	Inventories EoP 3Q18	Q/Q(%)
São Paulo	1,148,760	71,144	35,557	(160,909)	(2,739)	1,091,812	-5.0%
Rio de Janeiro	191,798	-	13,522	(19,677)	(9,047)	176,596	-7.9%
Other Markets	55,068	-	2,583	(7,539)	178	50,290	-8.7%
Total	1,395,626	71,144	51,661	(188,125)	(11,608)	1,318,698	-5.5%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

The inventory turnover at the end of 3Q18 was 19 months, in line with 3Q17.

The inventory of finished units fell from R$499.8 million (35.8% of total inventory) in 2Q18 to R$434.2 million in 3Q18 (32.9% of total).

From the total finished units, 47.6% are commercial projects. This percentage is due to lower sales speed in this segment, which has lower liquidity.

Table 6 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 3Q18
São Paulo	196,458	80,553	364,214	219,628	230,959	1,091,812
Rio de Janeiro	-	-	-	5,188	171,408	176,596
Other Markets	-	-	18,478	-	31,812	50,290
Total	196,458	80,553	382,692	224,815	434,180	1,318,698

Delivered Projects and Transfer

The Company delivered three projects with total PSV of R$346.0 million, 15.0% higher than in 3Q17. As of September 30, 2018, Gafisa was managing the construction of 19 projects, all of which are on schedule.

Over the past few years, the Company has been taking steps to improve the receivables/transfer process, aiming at maximizing the return rates on capital employed in the projects. Currently, the Company’s guideline is to conclude the transfer process of 90% of eligible units within 90 days after project delivery.

PSV transferred in 3Q18 climbed 69.8% to R$238.6 million quarter-over-quarter and 90.0% year-over-year, bolstered by an increase in PSV of projects delivered in the period. In 9M18, PSV transferred came to R$438.1 million, 19.6% higher than in 9M17, due to a lower PSV volume of deliveries this year.

Table 7 – Transfer

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
PSV Transferred ¹	238,644	140,505	69.8%	125,609	90.0%	438,147	366,392	19.6%
Delivered Projects	3	5	-40.0%	1	200.0%	8	8	0.0%
Delivery Units	780	1,025	-23.9%	296	163.5%	1,805	1,890	-4.5%
Delivered PSV ²	346,009	300,991	15.0%	75,227	360.0%	647,001	820,153	-21.1%

¹ PSV transferred refers to the potential sales value of the units transferred to financial institutions;

² PSV = Potential sales value of delivered units.

Landbank

The Company’s landbank, with an estimated PSV of R$3.9 billion, represents 33 potential projects/phases which have been revised by the new management.

Aproximately 58.3% of land was acquired through swaps in the quarter. In 3Q18, Gafisa acquired three new land areas in its strategic market (São Paulo), with potential PSV of R$324.4 million. The physical swap of these land acquisitions accounted for 79% of total purchase.

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	2,645,527	55.5%	51.2%	4.3%	5,804	6,470
Rio de Janeiro	1,273,603	62.5%	62.5%	0.0%	1,712	1,712
Total	3,919,130	58.3%	55.7%	2.6%	7,516	8,182

¹ The swap percentage is measured compared to the historical cost of land acquisition.

² Potential units are net of swaps and refer to Gafisa’s and/or its partners’ interest in the project.

Table 9 – Changes in the Landbank (3Q18 x 2Q18 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Cancellations	Adjustments	Final Landbank
São Paulo	2,386,018	324,439	71,144	-	6,214	2,645,527
Rio de Janeiro	1,353,466	-	-	79,863	-	1,273,603
Total	3,739,484	324,439	71,144	79,863	6,214	3,919,130

FINANCIAL RESULTS

Revenue

Net revenues increased to R$252.3 million in 3Q18, up by 57.4% from 3Q17.The revenue contribution from projects launched from 2016 to 2017 were boosted by higher work evolution in the period. The MOOV Belém and Upside Pinheiros projects launched in 2Q18 contributed R$78 million revenue in the quarter.

Table 10 – Revenue Recognition (R$ 000)

	3Q18				3Q17
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2018	26,109	19.1%	81,694	32.4%	-	0.0%	-	0.0%
2017	27,290	20.0%	52,958	21.0%	224,814	63.5%	-	0.0%
2016	29,067	21.3%	83,723	33.2%	27,258	7.7%	19,555	12.2%
2015	35,017	25.7%	44,362	17.6%	40,346	11.4%	73,627	45.9%
<2014	18,981	13.9%	(10,431)	-4.1%	61,620	17.4%	67,143	41.9%
Total	136,464	100%	252,307	100.0%	354,039	100%	160,324	100.0%
SP + RJ	131,507	96.4%	253,513	100.5%	349,248	98.6%	160,757	100.3%
Other Markets	4,956	3.6%	(23,735)	-9.4%	4,791	1.4%	(433)	-0.3%

Gross Profit & Margin

Gafisa’s adjusted gross profit totaled R$80.3 million in 3Q18, 329.9% higher than in 3Q17, due to sales of projects with better margins. In 9M18, such growth was 369.7% higher than in 9M17, totaling R$243.8 million.

Adjusted gross margin in 3Q18 was 31.8%, 2,018 bps higher than in 3Q17. This margin gain is also reflected in the year-over-year comparison, 31.7% in 9M18.

Table 11 – Gross Margin (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Net Revenue	252,306	302,271	-16.5%	160,325	57.4%	767,974	444,117	72.9%
Gross Profit	48,746	72,824	-33.1%	(7,631)	738.8%	144,432	(39,201)	468.4%
Gross Margin	19.3%	24.1%	-4.8 bps	-4.8%	24.1 bps	18.8%	-8.8%	27.6 bps
(-) Financial Costs	31,584	31,542	0.1%	26,317	20.0%	99,397	91,117	9.1%
Adjusted Gross Profit [1]	80,330	104,366	-23.0%	18,686	329.9%	243,829	51,916	369.7%
Adjusted Gross Margin [1]	31.8%	34.5%	-2.7 bps	11.7%	20.1 bps	31.7%	11.7%	20.0 bps

¹ Adjusted by capitalized interests.

Selling, General and Administrative Expenses (SG&A)

General and administrative expenses totaled R$22.3 million in 3Q18, 7.0% higher than in 2Q18. This increase is mainly due to a provision for severance pay to the former executive board in September 2018. However, in 9M18, we saw a 9.8% decrease, in line with cost-saving measures.

In 3Q18, selling expenses were 26.5% and 9.9% lower than in 2Q18 and 3Q17, respectively, due to lower commission and launch expenses in the period. By contrast, in the 9M18 vs 9M17 comparison, higher volume of launches increased selling expenses by 15.6% to R$73.0 million.

Therefore, selling, general and administrative expenses came to R$43.0 million in 3Q18 and R$134.9 million in 9M18.

Table 12 – SG&A Expenses (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Selling Expenses	(20,653)	(28,110)	-26.5%	(22,929)	-9.9%	(73,042)	(63,169)	15.6%
G&A Expenses	(22,300)	(20,845)	7.0%	(21,441)	4.0%	(61,841)	(68,548)	-9.8%
Total SG&A Expenses	(42,953)	(48,955)	-12.3%	(44,370)	-3.2%	(134,883)	(131,717)	2.4%

In 3Q18, other operating revenues/expenses totaled R$17.6 million, in line with 2Q18. The year-over-increase is mainly due to higher litigation expenses. In 9M18, however, other operating revenues/expenses came in 22.5% lower than in 9M17.

Table 13 – Other Operating Revenues/Expenses (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Litigation Expenses	(17,241)	(15,747)	9.5%	(14,654)	17.7%	(44,764)	(61,431)	-27.1%
Others	(337)	(1,972)	-82.9%	4,625	-107.3%	(2,738)	127	-2255.9%
Total	(17,578)	(17,719)	-0.8%	(10,029)	75.3%	(47,502)	(61,304)	-22.5%

Adjusted EBITDA

Adjusted EBITDA totaled R$20.5 million in 3Q18 and R$52.9 million in 9M18, 133.8% higher than in 9M17.

Table 14 – Adjusted EBITDA (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Net Income	(37,225)	(29,359)	26.8%	(157,841)	76.4%	(122,509)	(387,242)	-68.4%
Discontinued Operation Result [1]	-	-	0.0%	-	0.0%	-	98,175	-100.0%
Adjusted Net Income[1]	(37,225)	(29,359)	26.8%	(157,841)	76.4%	(122,509)	(485,417)	74.8%
(+) Financial Results	19,179	19,082	0.5%	21,069	-9.0%	58,211	83,019	-29.9%
(+) Income Taxes	670	1,432	-53.2%	(622)	207.6%	2,333	1,673	39.5%
(+) Depreciation and Amortization	6,393	5,140	24.4%	8,379	-23.7%	15,518	25,962	-40.2%
(+) Capitalized Interest	31,584	31,542	0.1%	26,317	20.0%	99,397	91,117	9.1%
(+) Expenses w Stock Option Plan	634	1,369	-53.7%	1,194	-46.9%	1,912	2,898	-34.0%
(+) Minority Shareholders	(700)	(42)	1566.7%	(66)	959.1%	(1,920)	(120)	1500.0%
(+) AUSA Income Effect Adjusted	-	-	0.0%	57,371	-100.0%	-	124,286	-100.0%
Adjusted EBITDA[1]	20,535	29,164	-29.6%	(44,199)	146.5%	52,942	(156,582)	133.8%

      ¹ Sale of Tenda shares.

Financial Result

In 3Q18, financial result totaled a R$19.2 million expense, in line with 2Q18. When compared to 3Q17, financial result dropped 9% due to debt reduction. In 9M18, financial result was an expense of R$58.2 million, 29.9% lower than the same period last year.

Net Income

In 3Q18, the Company posted a net loss of R$37.2 million, compared to a net loss of R$29.4 million in 2Q18 and R$100.5 million in 3Q17. For 9M18, net loss totaled R$122.5 million versus a net loss of R$361.1 million in 9M17.

Table 15 – Net Result (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Net Revenue	252,306	302,271	-16.5%	160,325	57.4%	767,974	444,117	72.9%
Gross Profit	48,746	72,824	-33.1%	(7,631)	-738.8%	144,432	(39,201)	-468.4%
Gross Margin	19.3%	24.1%	-4.8 bps	-4.8%	24.1 bps	18.8%	-8.8%	27.6 bps
Adjusted Gross Profit [1]	80,330	104,366	-23.0%	18,686	329.9%	243,829	51,916	369.7%
Adjusted Gross Margin	31.8%	34.5%	-2.7 bps	11.7%	20.1 bps	31.7%	11.7%	20.0 bps
Adjusted EBITDA [2]	20,535	29,164	-29.6%	(44,199)	-146.5%	52,942	(156,582)	-133.8%
Adjusted EBITDA Margin	8.1%	9.6%	-1.5 bps	-27.6%	35.7 bps	6.9%	-35.3%	42.2 bps
Income from Discontinued Operations [3]	-	-	0.0%	-	0.0%	-	98,175	-100.0%
Adjusted Net Income [4]	(37,225)	(29,359)	26.8%	(157,841)	-76.4%	(122,509)	(485,417)	-74.8%
( - ) Equity income from Alphaville	-	-	0.0%	(57,371)	-100.0%	-	(124,286)	-100.0%
Adjusted Net Result (ex-AUSA)	(37,225)	(29,359)	26.8%	(100,470)	-62.9%	(122,509)	(361,131)	-66.1%

¹ Adjusted by capitalized interests;

² Adjusted by note 1, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;

³ Sale of Tenda shares;

4Adjusted by item 3.

Backlog of Revenues and Results

The balance of backlog revenues  totaled R$215.8 million in 3Q18, 17.9% lower than in 2Q18 and 2.0% lower year-over-year, both mainly due to revenue recognition of MOOV Belém and Upside Paraíso projects in the quarter.

Table 16 – Backlog Results (REF) (R$ 000)

	3Q18	2Q18	Q/Q(%)	3Q17	Y/Y(%)
Backlog Revenues	587,344	701,634	-16.3%	630,168	-6.8%
Backlog Costs (units sold)	(371,566)	(438,806)	-15.3%	(409,994)	-9.4%
Backlog Results	215,778	262,828	-17.9%	220,174	-2.0%
Backlog Margin	36.7%	37.5%	-0.8 bps	34.9%	1.8 bps

Note: Backlog  results  net    of  PIS/COFINS  taxes (3.65%)  and  excluding  the  impact  of  PVA (Present Value Adjustment) method  according  to  Law No.  11.638.

Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On September 30, 2018, cash and cash equivalents and marketable securities totaled R$194.4 million.

Receivables

At the end of 3Q18, total accounts receivables totaled R$1.4 billion, down 6.2% and 2.0% versus 2Q18 and 3Q17, respectively. Of this amount, R$783.5 million was already recognized on the balance sheet and $285.6 million is expected to be received in 2018.

Table 17 – Total Receivables (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)
Receivables from developments (off balance sheet)	609,594	728,214	-16.3%	654,040	-6.8%
Receivables from PoC- ST (on balance sheet)	569,166	562,072	1.3%	570,303	-0.2%
Receivables from PoC- LT (on balance sheet)	214,405	195,199	9.8%	197,407	8.6%
Total	1,393,165	1,485,485	-6.2%	1,421,750	-2.0%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2018	2019	2020	2021	2022 – and after
Receivables from PoC	783,571	285,602	312,306	114,576	65,019	6,068

Cash Generation

Cash generation was negative R$14.0 million in 3Q18. Excluding land payment expenses in the period of R$26.1 million, cash generation would have totaled R$12.1 million.

Table 19 –Cash Generation (R$ 000)

	2Q18	3Q18
Availabilities [1]	212,897	194,445
Change in Availabilities (1)	7,959	-18,452
Total Debt + Investor Obligations	964,770	960,344
Change in Total Debt + Investor Obligations (2)	-18,698	-4,426
Capital Increase (3)	-	-
Cash Generation in the period (1) - (2) - (3)	26,657	-14,026
Final Accumulated Cash Generation	-45,203	-59,229

                                                        ¹ Cash and cash equivalents. and marketable securities.

Liquidity

In 3Q18, net debt reached R$765.9 million, down 28.0% year-over-year. The Company’s Net Debt/Shareholders’ Equity ratio at the end of 3Q18 was 87.8%.

Table 20 – Debt and Investor Obligations (R$ 000)

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)
Debentures - FGTS (A)	-	-	0.0%	154,830	-100.0%
Debentures – Working Capital (B)	281,325	223,663	25.8%	127,424	120.8%
Project Financing SFH – (C)	567,696	594,917	-4.6%	753,639	-24.7%
Working Capital (D)	111,323	146,190	-23.9%	183,379	-39.3%
Total Debt (A)+(B)+(C)+(D) = (E)	960,344	964,770	-0.5%	1,219,272	-21.2%
Cash and Availabilities¹ (F)	194,446	212,897	-8.7%	155,998	24.6%
Net Debt (E)-(F) = (G)	765,898	751,873	1.9%	1,063,274	-28.0%
Equity + Minority Shareholders (H)	871,955	908,570	-4.0%	1,221,093	-28.6%
(Net Debt) / (Equity) (G)/(H) = (I)	87.8%	82.8%	4.9 bps	87.1%	0.7 bps
(Net Debt – Proj. Fin.) / Equity (G)- ((A)+(C))/(H) = (J)	22.7%	17.3%	5.4 bps	12.7%	10.0 bps

¹ Cash and cash equivalents and marketable securities.

The Company ended 3Q18 with R$201.4 million of total short-term indebtedness, 21.0% of total debt versus 51.5% at the end of 3Q17. On September 30, 2018, the consolidated average cost of debt stood at 11.46% p.a. or 175.2% of CDI.

                                                    Table 21 – Debt Maturity

(R$ thousands)	Average Cost (p.a.)	Total	Up to Sep/19	Up to Sep/20	Up to Sep/21	Up to Sep/22
Debentures – Working Capital (A)	CDI + 3% / IPCA + 8.37% / CDI + 5.25% / CDI + 3.75%	281,325	31,196	182,211	57,977	9,941
Project Financing (B)	TR + 8.30% a 14.19% / 12.87% / 143% CDI	567,696	169,987	285,261	112,448	-
Working Capital (C)	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 3.70% / CDI + 4.25%	111,323	184	37,364	73,775	-
Total Debt (A)+(B)+(C) = (D)		960,344	201,367	504,836	244,200	9,941
% of Total Maturity per period			21.0%	52.6%	25.4%	1.0%
Project debt maturing as % of total debt (B)/ (D)			84.4%	56.5%	46.0%	0.0%
Corporate debt maturing as % of total debt ((A)+(C))/ (D)			15.6%	43.5%	54.0%	100.0%
Ratio Corporate Debt / Mortgage	40.9% / 59.1%

SUBSEQUENT EVENTS

Extraordinary Shareholders’ Meeting Call Notice

Headquarters relocation

On October 04, 2018, Gafisa called for an Extraordinary Shareholders’ Meeting (ESM) to resolve on the headquarters relocation from Avenida das Nações Unidas, 8,501, 19o andar, in the City and State of São Paulo, CEP: 05425-070, to Alameda Caulim, 115, in the city of São Caetano do Sul, State of São Paulo, CEP: 09531-195, and accordingly, amend Article 2 of the Company's Bylaws.

Election of Fiscal Council’s Members

On October 30, 2018, Gafisa called for an Extraordinary Shareholders’ Meeting (ESM) to resolve on the election of new members to the Company’s Fiscal Council.

Ratings Review

S&P Global Ratings downgraded Gafisa’s rating from ‘brBBB’ to ‘brBB-’ with Gafisa under negative CreditWatch after suspending payment to its subpsliers. The downgrade was due to the Company's announcement  of temporary suspension of payments to subpsliers, aiming at reassessing its strategies; the ratings agency believes this impacts the Company’s reputation, as it reflects a weakened status of is liquidity and intensifies risks of refinancing.

The Company’s management clarifies that this suspension was temporary and to reassess internal strategies, and informs that payment to its subpsliers and contractors have resumed and remain on schedule as previously indicated.

Share Buyback Program

On September 28, the Company abpsroved the commencement of its Share Buyback Program. Shares acquired will be held in treasury, and may be subsequently cancelled, sold and/or used, observing the limit of up to 3,516,970 common shares. The maximum term to acquire the Company’s shares shall be twelve (12) months, beginning on October 1st, 2018 and ending on October 1st, 2019.

From October 01 to 24, 2018, considering the blackout period starting on October 25, 2018, the Company acquired 3,161,300 shares within the Share Buyback Program.

São Paulo, November 8, 2018.

Alphaville Urbanismo SA released its results for the third quarter of 2018.

Financial Results

In 3Q18, net revenue came in at negative R$4 million and net loss totaled R$243 million.

	3Q18	3T17	9M18	9M17	3Q18 vs. 3Q17	9M18 vs. 9M17
Net revenue	-4	41	101	153	-111%	-34%
Net income	-243	-191	-533	-414	n.a	n.a

It is worth mentioning that Gafisa discontinued the recognition of its share in future losses after reducing the accounting balance of its 30% stake in Alphaville's share capital to zero.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Income Statement

	3Q18	2Q18	Q/Q (%)	3Q17	Y/Y (%)	9M18	9M17	Y/Y (%)
Net Revenue	252,306	302,271	-16.5%	160,325	57.4%	767,974	444,117	72.9%
Operating Costs	(203,560)	(229,447)	-11.3%	(167,956)	21.2%	(623,542)	(483,318)	29.0%
Gross Profit	48,746	72,824	-33.1%	(7,631)	-738.8%	144,432	(39,201)	-468.4%
Gross Margin	19.3%	24.1%	-4.8 bps	-4.8%	24.1 bps	18.8%	-8.8%	27.6 bps
Operating Expenses	(66,822)	(81,711)	-18.2%	(129,829)	-48.5%	(208,317)	(361,644)	42.4%
Selling Expenses	(20,653)	(28,110)	-26.5%	(22,929)	-9.9%	(73,042)	(63,169)	15,6%
General and Administrative Expenses	(22,300)	(20,845)	7.0%	(21,441)	4.0%	(61,841)	(68,548)	-9.8%
Other Operating Revenue/Expenses	(17,578)	(17,719)	-0.8%	(10,029)	75.3%	(47,502)	(61,304)	22.5%
Depreciation and Amortization	(6,393)	(5,140)	24.4%	(8,379)	-23.7%	(15,518)	(25,962)	40.2%
Equity Income	102	(9,897)	-101.0%	(67,051)	-100.2%	(10,414)	(142,661)	92.7%
Operational Result	(18,076)	(8,887)	103.4%	(137,460)	-86.8%	(63,885)	(400,845)	-84.1%
Financial Income	6,130	3,737	64,0%	6,604	-7.2%	15,211	23,680	-35.8%
Financial Expenses	(25,309)	(22,819)	10,9%	(27,673)	-8.5%	(73,422)	(106,699)	-31.2%
Income Tax and Social Contribution	(37,255)	(27,969)	33.2%	(158,529)	-76.5%	(122,096)	(483,864)	-74.8%
Income Tax and Social Contribution	(670)	(1,432)	-53.2%	622	-207.7%	(2,334)	(1,673)	39.5%
Net Income After Taxes on Income	(37,925)	(29,401)	29.0%	(157,907)	-76.0%	(124,430)	(485,537)	-74.4%
Continued Op, Net Income	(37,925)	(29,401)	29.0%	(157,907)	-76.0%	(124,430)	(485,537)	-74.4%
Discontinued Op, Net Income	-	-	0.0%	-	0.0%	-	98,175	-100.0%
Minority Shareholders	(700)	(42)	1566.7%	(66)	960.6%	(1,921)	(120)	1500.8%
Net Income	(37,225)	(29,359)	26.8%	(157,841)	-76.4%	(122,509)	(387,242)	-68.4%

Consolidated Balance Sheet

	3Q18	2Q18	Q/Q(%)	3Q17	Y/Y(%)
Current Assets
Cash and Cash equivalents	7,931	14,161	-44%	26,626	-70.2%
Securities	186,515	198,736	-6%	129,372	44.2%
Receivables from clients	569,166	562,072	1%	570,303	-0.2%
Properties for sale	858,726	777,405	10%	987,657	-13.1%
Other accounts receivable	104,116	104,086	0%	122,968	-15.3%
Prepaid expenses and other	3,184	4,125	-22.8%	5,526	-42.4%
Land for sale	34,212	34,212	0.0%	3,270	946.2%
Subtotal	1,763,850	1,694,797	4.1%	1,845,722	-4.4%

Long-term Assets
Receivables from clients	214,405	195,199	9.8%	197,407	8.6%
Properties for sale	263,937	370,192	-28.7%	475,700	-44.5%
Other	116,874	114,656	1.9%	193,076	-39.5%
Subtotal	595,216	680,047	-12.5%	866,183	-31.3%
Intangible. Property and Equipment	43,047	41,011	5.0%	44,613	-3.5%
Investments	465,438	466,987	-0.3%	665,813	-30.1%

Total Assets	2,867,551	2,882,842	-0.5%	3,422,331	-16.2%

Current Liabilities
Loans and financing	170,171	255,144	-33.3%	354,592	-52.0%
Debentures	31,196	21,875	42.6%	238,671	-86.9%
Obligations for purchase of land advances from customers	145,468	148,536	-2.1%	170,680	-14.8%
Material and service subpsliers	106,363	94,632	12.4%	89,975	18.2%
Taxes and contributions	56,822	55,554	2.3%	50,412	12.7%
Other	297,503	298,213	-0.2%	335,353	-11.3%
Subtotal	807,523	873,954	-7.6%	1,239,683	-34.9%

Long-term liabilities
Loans and financings	508,848	485,963	4.7%	582,426	-12.6%
Debentures	250,129	201,788	24.0%	43,583	473.9%
Obligations for Purchase of Land and advances from customers	207,765	182,723	13.7%	98,117	111.8%
Deferred taxes	74,473	74,473	0.0%	100,405	-25.8%
Provision for Contingencies	98,557	90,516	8.9%	72,381	36.2%
Other	48,301	64,855	-25.5%	64,643	-25.3%
Subtotal	1,188,073	1,100,318	8.0%	961,555	23.6%

Shareholders’ Equity
Shareholders’ Equity	870,252	905,948	-3.9%	1,217,086	-28.5%
Minority Interest	1,703	2,622	-35.0%	4,007	-57.5%
Subtotal	871,955	908,570	-4.0%	1,221,093	-28.6%
Total liabilities and Shareholders’ Equity	2,867,551	2,882,842	-0.5%	3,422,331	-16.2%

Consolidated Cash Flow

	3Q18	3Q17	9M18	9M17
Net Income (Loss) before taxes	(37,255)	(158,533)	(122,096)	(483,864)
Expenses/revenues that does not impact working capital	(5,810)	102,356	(23,707)	287,718
Depreciation and amortization	6,393	8,379	15,518	25,962
Impairment	(14,232)	-	(39,469)	(11,141)
Expense with stock option plan	634	1,195	1,912	2,898
Unrealized interest and fees. net	2,885	4,240	10,229	46,975
Equity Income	(102)	67,051	10,414	142,661
Provision for guarantee	(363)	(4,124)	(3,656)	(7,439)
Provision for contingencies	(17,931)	14,654	44,764	61,431
Profit Sharing provision	1,291	1,037	3,795	9,394
Provision (reversal) for doubtful accounts	(7,884)	10,068	(19,037)	17,767
Gain / Loss of financial instruments	(743)	(144)	(763)	(790)
Clients	(24,860)	22,086	(117,062)	180,528
Properties held for sale	39,166	116,052	206,932	263,519
Other accounts receivable	2,262	(9,673)	(9,364)	(9,272)
Prepaid expenses and differed sales expenses	941	377	2,351	(2,978)
Obligations on land purchase and advances from clients	21,974	2,861	44,399	(26,900)
Taxes and contributions	1,268	4,069	10,392	(1,430)
Subpsliers	11,870	10,939	8,530	10,520
Payroll. charges and provision for bonuses	2,715	(10,701)	3,080	(8,887)
Other liabilities	(20,266)	(6,419)	(63,033)	(35,393)
Related party operations	(3,985)	(13,203)	(12,442)	(22,906)
Taxes paid	(670)	622	(2,334)	(1,673)
Cash provided by/used in operating activities /discontinued operation	-	-	-	51,959
Net cash from operating activities	(1,030)	60,833	(26,940)	200,941
Investment Activities	-	-	-	-
Purchase of fixed and intangible asset	(8,429)	(7,674)	(17,943)	(18,370)
Capital contribution in subsidiaries	(1,708)	853	(3,988)	1,294
Redemption of securities. collaterals and credits	216,482	163,743	882,542	851,218
Securities abpslication and restricted lending	(204,261)	(116,521)	(950,122)	(756,944)
Cash provided by/used in investment activities / discontinued operation	-	-	-	48,663
Transaction costs from discontinued operation	-	-	-	(9,545)
Receivable of preemptive right exercise ref. Tenda	-	-	-	219,510
Net cash from investment activities	2,084	40,401	(89,511)	335,826
Funding Activities	-	-	-	-
Related party contributions	-	-	-	(1,237)
Addition of loans and financing	167,511	69,523	377,841	255,805
Amortization of loans and financing	(174,822)	(181,467)	(532,624)	(721,076)
Assignment of credit receivables. net	-	-	-	21,513
Related Parties Operations	(688)	(643)	(843)	5,625
Sale of treasury shares	715	-	715	317
Cash provided by/used in financing activities/ discontinued operation	-	-	-	24,089
Capital Increase	-	-	167	-
Subscription and payment of common shares	-	-	250,599	-
Net cash from financing activities	(7,284)	(112,587)	95,855	(414,964)
Net cash variation for sales operations	-	-	-	(124,711)
Increase (decrease) in cash and cash equivalents	(6,230)	(11,353)	(20,596)	(2,908)
Beginning of the period	14,161	37,979	28,527	29,534
End of the Period	7,931	26,626	7,931	26,626
Increase (decrease) in cash and cash equivalents	(6,230)	(11,353)	(20,596)	(2,908)

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago. the Company is dedicated to growth and innovation oriented to enhancing the well-being. comfort. and safety of an increasing number of households. More than 15 million square meters have been built and abpsroximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders. Gafisa’s brand is also one of the most respected. signifying both quality and consistency. In addition to serving the ubpser-middle and ubpser class segments through the Gafisa brand. the Company also participates through its 30% interest in Alphaville. a leading urban developer in the national development and sale of residential lots. Gafisa S.A. is a Corporation traded on the Novo Mercado of the B3 – Brasil. Bolsa. Balcão (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III. which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects. estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and. as such. are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend. substantially. on changes in market conditions. government regulations. competitive pressures. the performance of the Brazilian economy and the industry. among other factors; therefore. they are subject to change without prior notice.

IR Contacts

Ana Recart

Fernanda Nogueira

Danielle Hernandes

Telephone: +55 11 3025-9242 / 9474

Email: ri@gafisa.com.br

IR Website: www.gafisa.com.br/ri

Media Relations

Máquina Cohn & Wolfe

Marilia Paiotti / Bruno Martins

Telephone: +55 11 3147-7463

Fax: +55 11 3147-7438

E-mail: gafisa@grupomaquina.com

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with a registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil, it commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as a construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third-party real estate ventures; and (v) investing in other companies with similar objectives.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa) and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Such companies share management and operating structures, and corporate, management and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On February 28, 2018, the Board of Directors partially ratified the capital increase approved at an ESM  held on December 20, 2017, in view of  the subscription and full payment of 16,717,752 new common shares, at a price per share of R$15.00, of which R$0.01 was allocated to capital, and R$14.99 was allocated to the capital reserve, totaling R$167 and R$250,599, respectively. The capital increase is part of the Company’s plans for reinforcing the availability of cash, and strengthening its capital structure in view of the current level of indebtedness, as well as making viable the Company’s strategic and operational positioning for a new cycle of the real estate market.

On September 25, 2018, an ESM was held, called at the request of its shareholder GWI Asset Management S.A., in which the following main resolutions were taken: (i) the removal from office, by a majority of votes, of all members of the Board of Directors, and (ii) the election, through multiple votes of new members. Immediately thereafter, at the Board of Directors’ meeting on September 28, 2018, the following items were resolved as part of the turnaround process and streamlining of the corporate structure of the Company: (i) the removals from office of the Chief Executive Officer, Chief Financial and Investor Relations Officer, and Chief Operating Officer, and the election of new statutory officers; (ii) adoption of new measures for approving the change of the Company’s registered office; (iii) shutdown of the branch located in Rio de Janeiro, and (iv) approval of the Company’s share repurchase program (Note 18.1).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On November 7, 2018, the Company’s Board of Directors approved this individual and consolidated quarterly information of the Company and authorized its disclosure.

The Individual Quarterly Information (ITR) was prepared in accordance with Technical Pronouncement (CPC)  21 (R1) – “Interim Financial Reporting”, and the consolidated interim financial information was prepared in accordance with Technical Pronouncement (CPC) 21 (R1) – “Interim Financial Reporting” as well as with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”, considering  the guidance provided in Circular Letter/CVM/SNC/SEP 01/2018 related to the application of Technical Guidance - OCPC 04, issued by the CPC and approved by the Brazilian Securities and Exchange Commission (CVM) and the Federal Accounting Council (CFC), regarding the recognition of revenue over time, as well as being presented consistently with the rules issued by the CVM applicable to the preparation of ITR.

Except for the changes described in Note 3, the quarterly information was prepared using the same accounting practices, judgments, estimates and assumptions adopted for the presentation and preparation of the financial statements for the year ended December 31, 2017. Therefore, the corresponding quarterly information should be read together with the financial statements as at December 31, 2017.

The individual quarterly information of the Company is not considered to be in compliance with the International Financial Reporting Standards (IFRS), since it considers the capitalization of interest on the qualifying assets of investees in the individual quarterly information of the Company.

The quarterly information was prepared on a going-concern basis. Management periodically assesses the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Brazilian Reais, except where otherwise stated.

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 2.1 to the individual and consolidated financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

2.1.1.    Consolidated quarterly information

The accounting practices were consistently adopted for all of the subsidiaries included in the consolidated quarterly information, and the fiscal year of these companies is the same as that of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2017.

2.1.2.    Statement of Cash Flows

In view of the disclosure of the discontinued operations related to Construtora Tenda S.A. in 2017, and in line with CPC 03 – Statement of Cash Flows and CPC 31 - Non-current Assets Held for Sale and Discontinued Operations, the information on operating, financing and investment activities related to discontinued operations are presented in separated lines in the Statement of Cash Flows of the Company for the period ended  September 30, 2017. Accordingly, the line item "Foreign Exchange Gains and Losses on Cash and Cash Equivalents", shown in the Statement of Cash Flows for the period ended September 30, 2017, refers to the net increase (decrease) in cash and cash equivalents related to discontinued operations and is being presented in this line item as it is impossible to change the line item’s name in this Quarterly Information Form.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.    New standards, changes and interpretation of standards issued and not yet adopted

The following standards are in effect beginning on January 1, 2018:

(i)             The IFRS 15 – “Revenue from Contracts with Customers” (CPC 47) introduces new requirements for measurement and timing of revenue recognition. For the specific case of the real estate development sector, maintaining the POC revenue recognition method or adopting the method of keys, for example, depends on the contractual analyses made by Management. In view of Letter CVM/SNC/SEP/ 01/2018, issued by CVM’s technical area, which instructed entities to keep following the provisions of OCPC 04 – Application of the Technical Interpretation 02 to the Brazilian Real Estate Development Entities, currently in effect, the Company continued to recognize revenue using the POC method for the period ended September 30, 2018, until the regulatory bodies formally express an opinion on the issue.

(ii)            IFRS 9 – “Financial Instruments” (CPC 48) includes, among other things, new models for classification and measurement of financial instruments, and measurement of prospective expected credit losses for financial and contractual assets.

Based on its evaluation, the Company concluded that the new classification requirements did not have a significant impact on the recognition of financial assets measured at fair value.

Additionally, according to CPC 48, expected losses are measured using one of the following bases: 12-month expected credit losses, and lifetime expected credit losses. Therefore, the Company measured the measurement of the allowance of the expected credit losses on contracts sold, which is recorded together with the recognition of the respective revenue.

The impact from the first-time adoption on the opening statement of financial position as of January 1, 2018 is as follows:

	Company			Consolidated
	Originally reported balances	Impact from application of CPC 48 (Note 5)	Balances after application the CPC 48 as of 01/01/2018	Originally reported balances	Impact from application of CPC 48 (Note 5)	Balances after application of CPC 48 as of 01/01/2018
Statement of financial position
Assets
Trade accounts receivable of development and services	371,228	(16,869)	354,359	484,761	(16,869)	467,892
Other current assets	998,284	-	998,284	1,248,164	-	1,248,164
Total current assets	1,369,512	(16,869)	1,352,643	1,732,925	(16,869)	1,716,056
Total non-current assets	2,169,397	-	2,169,397	1,145,213	-	1,145,213
Total Assets	3,538,909	(16,869)	3,522,040	2,878,138	(16,869)	2,861,269

Liabilities
Total current liabilities	1,984,597	-	1,984,597	1,213,686	-	1,213,686
Total non-current liabilities	798,755	-	798,755	905,048	-	905,048
Total equity	755,557	(16,869)	738,688	759,404	(16,869)	742,535
Total liabilities and equity	3,538,909	(16,869)	3,522,040	2,878,138	(16,869)	2,861,269

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Cash and banks	3,912	7,461	7,931	28,527
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	3,912	7,461	7,931	28,527

4.2.    Short-term investments

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Fixed-income funds (a)	165,539	62,676	168,285	66,885
Government bonds (LFT) (b)	-	1,164	-	1,207
Securities purchased under resale agreements (b)	85	2,913	85	3,019
Bank certificates of deposit (c)	11,586	36,847	11,605	37,025
Restricted cash in guarantee to loans	353	366	353	366
Restricted credits	5,267	6,979	6,187	10,433

Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	182,830	110,945	186,515	118,935

(a)   Exclusive and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund quotas and/or investment funds comprising investment fund quotas.

(b)   On January 12, 2018 the Company discontinued Fundo Square, settling the LFT transactions and the securities linked to Fundo Like. As of September 30, 2018, the IOF-exempt securities purchased under resale agreement include earned interests of 73% of Interbank Deposit Certificates (CDI).

(c)   As of September 30, 2018, Bank Certificates of Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 90% to 101.2% (from 90% to 100.8% as of December 31, 2017) of Interbank Deposit Certificates (CDI).

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 4.2 to the financial statements as of December 31, 2017.

5.    Trade accounts receivable of development and services

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Real estate development and sales	705,383	563,070	812,671	717,006
( - ) Allowance for doubtful accounts	(30,792)	(32,959)	(30,792)	(32,959)
( - ) Present value adjustments	(20,117)	(12,448)	(21,664)	(14,887)
Services and construction and other receivables	12,498	14,167	23,356	14,918

Total trade accounts receivable of development and services (Note 20.i.d and 20.ii.a)	666,972	531,830	783,571	684,078

Current	477,078	371,228	569,166	484,761
Non-current	189,894	160,602	214,405	199,317

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Past due:
Up to 90 days	54,097	33,935	58,864	70,403
From 91 to 180 days	11,554	9,338	16,604	17,861
Over 180 days	68,768	80,708	88,685	100,581
	134,419	123,981	164,153	188,845

Falling due:
2018	121,249	280,801	146,770	329,821
2019	290,321	90,498	332,012	114,718
2020	108,515	74,821	119,670	89,099
2021	57,216	3,527	66,590	4,414
2022 onwards	6,161	3,609	6,832	5,027
	583,462	453,256	671,874	543,079

( - ) Present value adjustment	(20,117)	(12,448)	(21,664)	(14,887)
( - ) Allowance for doubtful accounts	(30,792)	(32,959)	(30,792)	(32,959)

	666,972	531,830	783,571	684,078

The change in the allowance for doubtful items for the period ended September 30, 2018 is as follows:

Company and Consolidated

Balance as at December 31, 2017	(32,959)
CPC 48 first-time adoption at 01/01/2018 (Note 3)	(16,869)
Additions (Note 22)	(362)
Write-offs / Reversals (Note 22)	19,398
Balance as at September 30, 2018	(30,792)

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 5 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.    Properties for sale

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Land	491,452	493,422	575,450	544,057
( - ) Provision for loss on realization of land	(83,742)	(98,752)	(83,742)	(98,752)
( - ) Present value adjustment	(15,661)	(9,689)	(15,869)	(9,829)
Property under construction (Note 29)	256,678	410,797	360,062	507,619
Completed units	307,555	327,842	351,084	359,601
( - ) Provision for loss on realization of properties under construction and completed units	(64,322)	(80,710)	(64,322)	(80,710)

Total properties for sale	891,960	1,042,910	1,122,663	1,221,986

Current portion	686,848	753,748	858,726	882,189
Non-current portion	205,112	289,162	263,937	339,797

In the period ended September 30, 2018, the change in the provision for loss on realization is summarized as follows:

Company and Consolidated
Balance as at December 31, 2017	(179,462)
Reclassification of land available for sale (Note 8.1)	(3,497)
Write-offs (a)	34,895
Balance as at September 30, 2018	(148,064)

(a)    The amount of write-offs refers to the respective units sold over the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 6 to the financial statements as of December 31, 2017.

7.    Other assets

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Advances to suppliers	7,012	2,081	7,680	5,358
Recoverable taxes (IRRF, PIS, COFINS, among other)	20,534	26,808	26,243	33,623
Judicial deposits (Note 16.a)	91,818	80,903	94,818	83,523
Total other assets	119,364	109,792	128,741	122,504

Current portion	31,553	47,640	38,488	58,332
Non-current portion	87,811	62,152	90,253	64,172

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance as at December 31, 2017	113,824	(68,827)	44,997	233,522	(131,170)	102,352
Reclassification to Properties for Sale (Note 6)	(40,262)	3,497	(36,765)	(40,262)	3,497	(36,765)
Additions (Note 23)	237	-	237	274	-	274
Reversals/ Write-offs (a)	(11,481)	33,924	22,443	(127,916)	96,267	(31,649)
Balance as at September 30, 2018	62,318	(31,406)	30,912	65,618	(31,406)	34,212

(a)     The amount of write-offs over the period mainly refers to the sale of land in June 2018, located in the city of Salvador, Bahia, through the SPEs Manhattan Residencial 02 and Manhattan Comercial 02, for the amount of R$28,500, of which R$12,060 receivable in 24 months, and the remaining balance of R$16,440 was settled on July 24, 2018.

8.2 Non-current assets held for sale and profit or loss of discontinued operations

	Company		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Reversal of impairment loss (i)	-	215,440	-	215,440
Portion related to payable for sale of shares (iii)	-	(107,720)	-	(107,720)
Transaction costs	-	(9,545)	-	(9,545)
Impairment loss on Tenda’s profit or loss	-	(22,780)	-	(22,780)
Tenda’s profit or loss for the period ended September 30, 2017 (ii)	-	22,780	-	22,780
Profit or loss of discontinued operations	-	98,175	-	98,175

(i) The measurement of non-current assets held for sale at the lower of the carrying value and the fair value less cost to sell. For the period ended May 4, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12.

(ii) Amount of the profit or loss from discontinued operations, net of the eliminations related to intercompany transactions.

(iii) Amount of R$107,720 related to the obligation to sell 50% of Construtora Tenda S.A.’s shares for the price of R$8.13 per share, settled on May 4, 2017, reflected in the profit or loss of discontinued operations, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

For the period ended May 4, 2017, the Company carried out the remeasurement of the fair value of the disposal group held for sale, related to Construtora Tenda S.A., considering the weighted average value per share for exercising preemptive rights traded over the period between March 17 and 31, 2017, as measurement basis, leading to the price of R$12.12 per share, and, accordingly, valuing Construtora Tenda S.A. at R$754,460.

The main lines of the statements of profit or loss and cash flows of the subsidiary Tenda are as follows:

Statement of profit or loss	Period ended 05/04/2017	Cash flow	Period ended 05/04/2017

Net operating revenue	404,737	Operating activities	51,959
Operating costs	(269,144)	Investment activities	48,663
Operating expenses, net	(104,310)	Financing activities	24,089
Depreciation and amortization	(5,723)
Income from equity method investments	269
Financial income (expenses)	101
Income tax and social contribution	(4,519)
	21,411
Non-controlling interests	(1,369)
Net income for the year	22,780

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees

(i)      Information on subsidiaries, jointly-controlled investees and associates

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		09/30/2018	12/31/2017	09/30/2018	09/30/2018	09/30/2018	12/31/2017	09/30/2018	09/30/2017	09/30/2018	12/31/2017	09/30/2018	09/30/2017	09/30/2018	12/31/2017	09/30/2018	09/30/2017

Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	77,857	10,558	67,299	69,956	(2,656)	(9,998)	67,299	69,956	(2,656)	(9,998)	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	66,407	4,754	61,653	62,073	(420)	(174)	61,653	62,073	(420)	(174)	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	64,259	7,431	56,828	56,743	85	3,367	56,828	56,743	85	3,367	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	57,841	6,820	51,021	51,214	(193)	2	51,021	51,214	(193)	2	-	-	-	-
Gafisa SPE - 51 Emp. Imob. Ltda.	-	100%	100%	48,463	2,484	45,979	45,968	11	137	45,979	45,968	11	137	-	-	-	-
Gafisa SPE-127 Emp. Imob. Ltda.	-	100%	100%	46,303	399	45,904	46,135	(230)	(274)	45,904	46,135	(230)	(274)	-	-	-	-
Gafisa SPE - 104 Emp. Imob. Ltda.	-	100%	100%	128,390	83,183	45,207	40,744	4,463	5,701	45,207	40,744	4,463	5,701	-	-	-	-
Gafisa SPE - 72 Emp. Imob. Ltda.	-	100%	100%	44,157	463	43,694	43,809	(115)	29	43,694	43,809	(115)	29	-	-	-	-
Gafisa SPE 121 Emp. Imob. Ltda.	-	100%	100%	45,505	1,920	43,586	44,372	(786)	(617)	43,586	44,372	(786)	(617)	-	-	-	-
Gafisa SPE-122 Emp. Imob. Ltda.	-	100%	100%	46,629	3,722	42,907	49,255	(6,348)	1,872	42,907	49,255	(6,348)	1,872	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	40,716	772	39,943	40,084	(141)	40	39,943	40,084	(141)	40	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	37,978	536	37,442	37,469	(27)	(48)	37,442	37,469	(27)	(48)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	29,526	5	29,520	29,522	(2)	(6)	29,520	29,522	(2)	(6)	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda.	-	100%	100%	39,399	9,914	29,485	30,909	(1,424)	(1,610)	29,485	30,909	(1,424)	(1,610)	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	29,373	2,342	27,031	29,635	(2,604)	3,170	27,031	29,635	(2,604)	3,170	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	27,686	828	26,858	26,913	(55)	(2,054)	26,858	26,913	(55)	(2,054)	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	26,594	(6)	26,600	26,581	20	-	26,600	26,581	20	-	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	38,757	14,662	24,095	24,142	(48)	(1,283)	24,095	24,142	(48)	(1,283)	-	-	-	-
Verdes Pracas Incorp. Imobi. SPE Ltda.	-	100%	100%	25,896	3,062	22,834	22,565	270	(3,511)	22,834	22,565	270	(3,511)	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	21,923	94	21,828	21,831	(2)	(3)	21,828	21,831	(2)	(3)	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	19,507	2	19,505	19,548	(44)	(820)	19,505	19,548	(44)	(820)	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	17,809	161	17,648	17,557	91	(392)	17,648	17,557	91	(392)	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,222	12,667	16,554	16,466	89	676	16,554	16,466	89	676	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	100%	17,778	1,266	16,512	36,026	102	-	16,512	36,026	102	-	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	16,415	195	16,220	16,276	(57)	(77)	16,220	16,276	(57)	(77)	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	15,793	120	15,673	15,663	10	17	15,673	15,663	10	17	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	15,596	5	15,591	15,596	(5)	(1)	15,591	15,596	(5)	(1)	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	196,401	182,593	13,807	13,480	328	4	13,807	13,480	328	4	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	12,659	174	12,485	12,505	(21)	(1,238)	12,485	12,505	(21)	(1,238)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	11,351	285	11,066	11,014	52	(688)	11,066	11,014	52	(688)	-	-	-	-
Gafisa Vendas Interm. Imobiliaria Ltda	-	100%	100%	17,063	6,361	10,702	17,727	(7,026)	-	10,702	17,727	(7,026)	-	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	9,169	324	8,845	8,872	(27)	(56)	8,845	8,872	(27)	(56)	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	9,296	880	8,416	8,440	(24)	(329)	8,416	8,440	(24)	(329)	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	8,854	601	8,254	17,958	30	-	8,254	17,958	30	-	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	7,946	-	7,946	7,948	(2)	1	7,946	7,948	(2)	1	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	7,205	43	7,162	7,181	(19)	(35)	7,162	7,181	(19)	(35)	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,096	633	6,463	6,663	(200)	(85)	6,463	6,663	(200)	(85)	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	8,398	1,972	6,426	6,470	(44)	(1)	6,426	6,470	(44)	(1)	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	15,064	9,707	5,357	6,101	(744)	(6,373)	5,357	6,101	(744)	(6,373)	-	-	-	-
OCPC01 Adjustment – capitalized	(a)			-	-	-	-	-	-	20,396	22,805	(2,409)	(5,254)	-	-	-	-
Other (*)				78,523	32,887	45,639	53,073	(5,338)	(4,414)	43,936	49,227	(8,553)	(4,482)	-	-	-	-
Subtotal Subsidiaries				1,464,804	404,819	1,059,985	1,114,484	(23,051)	(19,071)	1,078,678	1,133,443	(28,675)	(24,393)	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees --Continued

(i)      Information on subsidiaries, jointly-controlled investees and associates --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Jointly-controlled investees:		09/30/2018	12/31/2017	09/30/2018	09/30/2018	09/30/2018	12/31/2017	09/30/2018	09/30/2017	09/30/2018	12/31/2017	09/30/2018	09/30/2017	09/30/2018	12/31/2017	09/30/2018	09/30/2017

Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	88,355	9,538	78,817	116,085	(21,266)	(8,058)	39,409	58,043	(10,634)	(4,029)	39,409	58,043	(10,634)	(4,029)
Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	33,191	788	32,403	32,393	10	3	25,922	25,914	8	2	25,922	25,914	8	2
Parque Arvores Empr. Imob. Ltda.	(b)	50%	50%	34,900	3,861	31,039	30,616	640	2,225	15,519	15,308	211	1,112	15,519	15,308	211	1,112
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	32,112	2,994	29,118	28,143	973	(9,980)	14,559	14,072	487	(4,989)	14,559	14,072	487	(4,989)
Varandas Grand Park Emp. Im. Spe Ltda	(b)	50%	50%	58,564	32,930	25,634	19,858	3,330	(3,938)	12,817	9,929	1,772	(1,969)	12,817	9,929	1,772	(1,969)
FIT 13 SPE Emp. Imobiliários Ltda.	-	50%	50%	23,152	2,245	20,907	20,885	22	(2)	10,454	10,442	11	(1)	10,454	10,442	11	(1)
Atins Emp. Imob.s Ltda.	-	50%	50%	27,159	6,830	20,329	18,998	1,332	225	10,165	9,499	666	112	10,165	9,499	666	112
Performance Gafisa General Severiano Ltda	-	50%	50%	11,634	45	11,589	11,371	173	(17)	5,795	5,686	86	(9)	5,795	5,686	86	(9)
Other (*)	(b)	50%	50%	134,541	70,607	63,934	84,740	(4,654)	(10,335)	34,467	34,674	(3,425)	(5,189)	44,797	44,965	(3,322)	(6,435)
Subtotal Jointly-controlled investees				443,608	129,838	313,770	363,089	(19,440)	(29,877)	169,107	183,567	(10,818)	(14,960)	179,437	193,858	(10,715)	(16,206)

Associates:
Alphaville Urbanismo S.A.	(e)	30%	30%	2,001,244	2,676,088	(674,845)	(141,290)	(533,555)	(414,288)	-	-	-	(124,286)	-	-	-	(124,286)
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	17,520	3,508	14,012	12,555	1,473	(2,615)	7,005	6,277	737	(1,308)	7,005	6,277	737	(1,308)
Other (*)				1,146	16	1,130	1,119	11	7	509	504	4	16	5,096	5,091	6	(21)
Subtotal Associates				2,019,910	2,679,612	(659,703)	(127,616)	(532,071)	(416,896)	7,514	6,781	741	(125,578)	12,101	11,368	743	(125,615)

Subtotal subsidiaries, jointly-controlled investees and associates				3.928.322	3.214.269	714.052	1,349,957	(574,562)	(465,844)	1,255,299	1,323,791	(38,752)	(164,931)	191,538	205,226	(9,972)	(141,821)

Goodwill based on inventory surplus (Note 9.iii)	-									3,000	462			-	-
Goodwill from remeasurement of investment in associate	(c)									273,900	273,900			273,900	273,900

Total investments										1,532,199	1,598,153	(38,752)	(164,931)	465,438	479,126	(9,972)	(141,821)
(*) Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Provision for net capital deficiency (d):	09/30/2018	12/31/2017	09/30/2018	09/30/2018	09/30/2018	12/31/2017	09/30/2018	09/30/2017	09/30/2018	12/31/2017	09/30/2018	09/30/2017	09/30/2018	12/31/2017	09/30/2018	09/30/2017

Reserva das Palmeiras Incorp. SPE Ltda.	100%	100%	115	3,664	(3,549)	1,597	(5,146)	-	(3,549)	1,597	(5,146)	-	-	-	-	-
Gafisa SPE 128 Emp. Imob. Ltda.	100%	100%	50,653	52,896	(2,242)	(1)	(2,242)	(1)	(2,242)	(1)	(2,242)	(1)	-	-	-	-
Manhattan Square Em. Im. Res. 01 Ltda	50%	50%	3,986	7,411	(3,425)	(2,481)	(595)	-	(1,712)	(1,240)	(242)	-	(1,712)	(1,240)	(242)	-
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	-	968	(968)	(519)	(449)	(344)	(968)	(519)	(449)	(344)	-	-	-	-
Manhattan Square Em. Im. Com. 01 Ltda	50%	50%	4,840	6,368	(1,528)	(1,573)	487	(1,894)	(764)	(787)	(845)	(947)	(764)	(787)	(845)	(947)
Other (*)			126	238	(113)	(1,733)	(57)	(9,573)	(110)	(1,680)	5,731	(9,637)	(3)	(36)	645	107
Total provision for net capital deficiency			59,720	71,545	(11,825)	(4,710)	(8,002)	(11,812)	(9,345)	(2,630)	(3,193)	(10,929)	(2,479)	(2,063)	(442)	(840)

Total Income from equity method investments											(41,945)	(175,860)			(10,414)	(142,661)

(*) Includes companies with investment balances below R$ 5,000.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees --Continued

(a)    Financial charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded an expense of R$791 in Income arising from equity method investments for the period ended September 30, 2018 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$273,900.

(d)    The provision for net capital deficiency is recorded under the heading “Other payables” (Note 15).

(e)    In view of the net capital deficiency of AUSA, and in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(ii)    Information on significant investees

	Significant investee:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Cash and cash equivalents	Not available	43,478	1,759	10,645	37,665	49,912	1,116	773
Current assets	Not available	1,049,221	1,184,269	1,499,490	397,320	499,438	18,651	18,826
Non-current assets	Not available	1,195,723	280,535	294,787	46,288	47,030	15	4
Current liabilities	Not available	413,469	343,118	590,836	109,308	149,100	2,164	2,923
Non-current liabilities	Not available	1,947,452	61,701	88,956	20,530	34,280	1,360	2,233

	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Net revenue	101,497	153,051	106,509	127,099	53,039	16,003	1,086	(2,784)
Operating costs	Not available	n/a	(115,182)	(105,370)	(59,561)	(28,767)	(1,055)	1,307
Depreciation and Amortization	Not available	n/a	(963)	(390)	(4)	(621)	-	-
Financial income (expenses)	Not available	n/a	(4,163)	(4,131)	(3,773)	(6,209)	4	6
Income tax and social contribution	Not available	n/a	(2,331)	(3,413)	(1,507)	(520)	(43)	(21)
Profit (loss) from Continued Operations	(533,555)	(414,288)	(23,051)	(19,071)	(19,440)	(29,877)	1,484	(2,608)

(iii)   Change in investments

	Company	Consolidated

Balance as at December 31, 2017	1,598,153	479,126
Income from equity method investments	(38,752)	(9,972)
Capital contribution (decrease)	4,498	4,376
Transfer of investment with net capital deficiency	3,549	-
Dividends receivable	(8,411)	(8,023)
Write-off of goodwill based on inventory surplus (Note 9.i)	(462)	-
Recognition of goodwill (a)	3,000	-
Reversal of impairment of subsidiary’s property	(29,350)	-
Other investments	(26)	(69)
Balance as at September 30, 2018	1,532,199	465,438

(a)    On September 2018, the Company recognized goodwill related to the acquisition of 100% of the shares in SPE Pavão Arlequim Empreendimentos Imobiliários Ltda.

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 9 to the financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

During the period ended September 30, 2018, the changes in property and equipment items are summarized below.

		Company				Consolidated
Type	12/31/2017	Addition	Write-off	100% depreciated items	09/30/2018	12/31/2017	Addition	Write-off	100% depreciated items	09/30/2018
Cost
Hardware	9,567	2,436	(124)	(2,471)	9,408	9,729	2,486	(124)	(2,497)	9,594
Leasehold improvements and installations (i)	5,166	29	(1,701)	-	3,494	5,272	29	(1,701)	-	3,600
Furniture and fixtures	675	-	-	(35)	640	907	-	-	(121)	786
Machinery and equipment	2,640	-	-	-	2,640	2,640	-	-	-	2,640
Sales stands	9,547	7,632	(4,483)	(172)	12,524	13,881	8,857	(4,483)	(1,579)	16,676
	27,595	10,097	(6,308)	(2,678)	28,706	32,429	11,372	(6,308)	(4,197)	33,296

Accumulated depreciation
Hardware	(1,283)	(2,405)	132	2,471	(1,085)	(1,291)	(2,438)	132	2,497	(1,100)
Leasehold improvements and installations (i)	(1,631)	(389)	870	-	(1,150)	(1,677)	(404)	870	-	(1,211)
Furniture and fixtures	(419)	(50)	-	35	(434)	(632)	(56)	-	121	(567)
Machinery and equipment	(1,872)	(198)	-	-	(2,070)	(1,872)	(198)	-	-	(2,070)
Sales stands	(2,671)	(4,244)	4,483	172	(2,260)	(4,615)	(4,983)	4,498	1,579	(3,521)
	(7,876)	(7,286)	5,485	2,678	(6,999)	(10,087)	(8,079)	5,500	4,197	(8,469)

Total property and equipment	19,719	2,811	(823)	-	21,707	22,342	3,293	(808)	-	24,827

(i) Of this amount, R$1,641 and R$831 refer to the write-off of cost and depreciation, respectively, from leasehold improvements in the branch of Rio de Janeiro, due to its shutdown (Note 1).

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 10 to the financial statements as of December 31, 2017.

11.  Intangible assets

During the period ended September 30, 2018, the changes in intangible asset items are summarized below.

	Company
	12/31/2017					09/30/2018
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	31,931	4,416	-	-	(24)	36,323
Software – Depreciation	(14,501)	-	-	(5,415)	24	(19,892)
Other	-	1,500	-	(556)	-	944
Total intangible assets	17,430	5,916	-	(5,971)	-	17,375

	Consolidated
	12/31/2017					09/30/2018
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	32,658	4,586	-	-	(24)	37,220
Software – Depreciation	(14,965)	-	-	(5,590)	24	(20,531)
Other	587	1,500	-	(556)	-	1,531
Total intangible assets	18,280	6,086	-	(6,146)	-	18,220

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 11 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	09/30/2018	12/31/2017	09/30/2018	12/31/2017

National Housing System - SFH /SFI	October /2018 to July/2021	8.30% to 14.19% + TR 12.87% and 143% of CDI	490,310	598,047	567,696	733,103
Certificate of Bank Credit - CCB (i)	January/2021 to August/2021	135% of CDI 2.5%/ 3%/ 3.70%/ 4.25%+CDI	111,323	164,083	111,323	164,082
Total loans and financing (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)			601.663	762.130	679,019	897,185

Current portion			146,405	386,605	170,171	442,073
Current portion – reclassification for non-fulfillment of covenant			-	39,000	-	39,000
Current portion			146,405	425,605	170,171	481,073
Non-current portion			455,228	336,525	508,848	416,112

(i) In the period ended September 30, 2018, the Company made payments in the amount of R$93,355, of which R$84,001 related to the principal and R$9,354 related to the interest due. Additionally, it entered into a CCB transaction in the amount of R$ 40,000, with final maturity in August 2021.

The current and non-current loans have the following maturities:

	Company		Consolidated
Maturity	09/30/2018	12/31/2017	09/30/2018	12/31/2017

2018	23,711	425,605	25,163	481,073
2019	171,789	235,076	218,394	287,227
2020	259,435	92,118	288,765	116,799
2021	146,698	9,331	146,697	12,086
	601,633	762,130	679,019	897,185

In line with the conditions of the investor’s subscription commitment, the Company renegotiated with creditors the postponement of maturing debt in the amount of R$456,316 from 2018 and 2019 to 2020 and 2021. This was ratified through the Board of Directors’ approval of the capital increase on February 28, 2018 (Note 18.1).

The Company and its subsidiaries have restrictive covenants applicable to certain loans and financing that limit their ability to perform certain actions, such as issuing debts, and may require the acceleration or refinancing of loans if the Company does not fulfill such covenants.

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	09/30/2018	12/31/2017

Loans and financing
Net debt cannot exceed 100% of equity plus noncontrolling interests (a)	87.84%	126.08%
Total accounts receivable(1) plus inventory required to be below zero or 2.0 times over venture debt (2)	4.49 times	3.62 times
Total accounts receivable(1) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt (2)	8.76 times	7.51 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	22.73%	29.54%
Total receivables(1) plus unappropriated income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.96 time	1.93 time
Total accounts receivable(1) plus total inventories required to be below zero or 2.0 times over net debt	3.33 times	2.77 times

(1)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(a)  For the periods ended September 30, 2018 to March 31, 2019, and year ended December 31, 2017, the covenant limit is 100%, according to the waiver obtained from the creditor.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing --Continued

The following table shows the summary of financial expenses and charges and the capitalized portion within the line item “Properties for sale”.

	Company		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Total financial charges for the year	68,683	117,416	81,284	135,698
Capitalized financial charges (Note 30)	(11,365)	(29,071)	(27,908)	(56,225)
Subtotal (Note 24)	57,318	88,345	53,376	79,473

Financial charges included in “Properties for sale”:

Opening balance	290,631	329,651	301,025	343,231
Capitalized financial charges	11,365	29,071	27,908	56,225
Charges recognized in profit or loss (Note 23)	(85,637)	(61,997)	(99,397)	(91,117)
Closing balance (Note 6)	216,359	296,725	229,536	308,339

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures was R$557,796 (R$796,800 as at December 31, 2017).

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 12 to the financial statements as at December 31, 2017.

13.  Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	09/30/2018	12/31/2017

Ninth placement (i)	-	CDI + 3.00%	January 2021	-	49,877
Tenth placement (ii)	36,667	IPCA + 8.37%	January 2021	48,053	71,011
Eleventh placement – 1st series A (iii)	74,805	CDI + 5.25%	February 2020	74,201	86,825
Twelfth placement (iv) (a)	70,502	CDI + 3.75%	July 2020	69,381	-
Thirteenth placement (v) (b)	89,657	CDI + 3.00%	June 2022	89,690	-
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				281,325	207,713

Current portion				31,196	88,177
Non-current portion				250,129	119,536

(a)    On May 21, 2018, the Company approved the 12th Private Placement of Non-convertible Debentures, with a general guarantee, in sole series in the total amount of R$76,000, with final maturity in July 2020. The proceeds from the placement will be used in the development of select real-estate ventures and their guarantees are represented by the conditional sale of real estate receivables and the purchase of a completion bond related to a specific venture. The face value of the placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (DI) plus a surcharge equivalent to 3.75% p.a..

(b)    On July 3, 2018, the Company approved the 13th Private Placement of Non-convertible Debentures, with a general guarantee, in sole series in the total amount of R$90,000, with final maturity in June 2022. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by the conditional sale of real estate receivables. The face value of the placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (DI) plus a surcharge equivalent to 3% p.a..

In the period ended September 30, 2018, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	50,195	2,054	52,249
(ii)	18,333	9,129	27,462
(iii)	13,005	7,058	20,063
(iv)	5,498	2,052	7,550
(v)	343	1,568	1,911
	87,374	21,861	109,235

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

The maturities of current and non-current installments are as follows:

	Company and Consolidated
Maturity	09/30/2018	31/122017

2018	7,776	88,177
2019	63,927	51,530
2020	162,039	68,006
2021	45,596	-
2022	1,987	-
	281,325	207,713

In line with the conditions to the investor’s subscription commitment, the Company renegotiated with creditors the postponement of debt maturities from 2018 and 2019 to 2020 and 2021. This was ratified through the Board of Directors’ approval of the capital increase on February 28, 2018 (Note 18.1).

The Company has complied with the restrictive covenants of debentures at the reporting date of this quarterly information. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	09/30/2018	12/31/2017

Ninth placement
Total account receivable (1) plus inventory required to be below zero or 2.0 times over net debt	-	2.77 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	-	126.08%

Tenth placement
Total account receivable (1) plus inventory required to be below zero or 2.0 times over net debt less venture debt (2)	12.87 times	11.83 times
Total debt less venture debt (2), less cash and cash equivalents and short-term investments ( (3), cannot exceed 75% of equity plus noncontrolling interests	22.73%	29.54%

(1)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH.

(3)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 13 to the financial statements as at December 31, 2017.

14.  Obligations assumed on assignment of receivables

The transactions related to the assignment of the receivable portfolio are as follows:

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Obligation CCI June/2011	419	769	957	1,502
Obligation CCI December/2011	687	1,729	708	1,827
Obligation CCI July/2012	13	29	13	29
Obligation CCI November/2012	-	-	2,467	2,491
Obligation CCI December/2012	3,354	3,796	3,365	3,796
Obligation CCI November/2013	913	876	2,600	2,850
Obligation CCI November/2014	1,367	1,772	2,020	3,191
Obligation CCI December/2015	3,759	5,126	8,362	10,523
Obligation CCI March/2016	8,882	10,463	9,649	11,287
Obligation CCI May/2016	5,667	7,623	7,671	9,548
Obligation CCI August/2016	4,287	7,525	4,521	7,574
Obligation CCI December/2016	9,673	13,710	9,990	14,158
Obligation CCI March/2017	12,044	15,357	12,281	15,487
Obligation FIDC	10	37	51	130
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	51,075	68,812	64,655	84,393

Current portion	20,429	23,953	26,941	31,001
Non-current potion	30,646	44,859	37,714	53,392

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables --Continued

The current and non-current portions had the following maturities:

	Company		Consolidated
Maturity	09/30/2018	12/31/2017	09/30/2018	12/31/2017

2018	5,400	23,953	9,132	31,001
2019	16,042	16,588	19,513	20,042
2020	11,343	11,645	14,065	14,068
2021	6,967	7,299	8,862	8,967
2022 onwards	11,323	9,327	13,083	10,315
	51,075	68,812	64,655	84,393

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 14 to the financial statements as at December 31, 2017.

15.  Other payables

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Cancelled contract payable	43,124	42,976	61,666	61,367
Warranty provision	22,414	26,070	22,414	26,070
Long term PIS and COFINS (deferred and payable)	9,692	3,627	11,192	5,446
Provision for net capital deficiency (Note 9.i.d)	9,345	2,630	2,479	2,063
Long-term suppliers (Note 20.i.d)	3,229	2,324	4,017	3,187
Share-based payment - Phantom Shares (Note 18.3)	3,380	4,060	3,380	4,060
Other liabilities	656	9,001	2,514	9,288
Total other payables	91,840	90,688	107,662	111,481

Current portion	81,076	83,647	97,075	104,386
Non-current portion	10,764	7,041	10,587	7,095

16.  Provisions for legal claims and commitments

In the period ended September 30, 2018, the changes in the provision were as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2017	138,481	759	56,203	195,443
Additional provision (Note 23)	27,831	8	16,802	44,641
Payment and reversal of unused provision (i)	(46,697)	(130)	(19,421)	(66,248)
Balance at September 30, 2018	119,615	637	53,584	173,836

Current portion	55,819	637	21,711	78,167
Non-current portion	63,796	-	31,873	95,669

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2017	138,636	759	58,982	198,377
Additional provision (Note 23)	27,938	8	16,818	44,764
Payment and reversal of unused provision (i)	(46,697)	(130)	(19,590)	(66,417)
Balance at September 30, 2018	119,877	637	56,210	176,724

Current portion	55,819	637	21,711	78,167
Non-current portion	64,058	-	34,499	98,557

(i)    Of this amount, R$15,000 refers to the payment of two arbitration cases and R$5,700 refers to the payment of a lawsuit related to construction defect in a venture which initial liability rests with a former shareholder of the Company.

(a)     Civil lawsuits, tax proceedings and labor claims

As at September 30, 2018, the Company and its subsidiaries deposited in court the amount of R$91,818 (R$80,903 in 2017) in the Company’s balance, and R$94,818 (R$83,523 in 2017) in the consolidated balance (Note 7).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments --Continued

(b)     Civil lawsuits, tax proceedings and labor claims --Continued

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Civil lawsuits	47,689	40,837	48,736	42,147
Tax proceedings	29,668	24,679	30,442	25,500
Labor claims	14,461	15,387	15,640	15,876
Total (Note 7)	91,818	80,903	94,818	83,523

(i)             Lawsuits with a likelihood of loss considered possible

As at September 30, 2018, the Company and its subsidiaries are aware of other civil, labor and tax lawsuits and risks. Based on the history of probable lawsuits and a specific analysis of main claims, the measurement of the claims with a likelihood of loss considered possible amounted to R$295,771 (R$350,843 in 2017) in the Company’s financial statement and R$298,109 (R$357,089 in 2017) in the consolidated financial statement, based on the average past outcomes adjusted to reflect current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for any eventual losses.

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Civil lawsuits	169,540	251,341	169,596	251,402
Tax proceedings	93,735	45,150	93,935	45,240
Labor claims	32,496	54,352	34,578	60,447
Total	295,771	350,843	298,109	357,089

(b)     Payables related to the completion of real estate ventures

There was no material change relative to the information disclosed in Note 16(i)(b) to the financial statements as at December 31, 2017.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company had commitments related to the rental of a commercial property where its facilities are located, at a monthly cost of R$383 (rent + condominium fees + IPTU), indexed to the IGP-M/FGV variation and the contract expiration is in March 2024.

The estimated minimum future payments for commercial property rental totals R$28,644, considering the above-mentioned period through contract expiration, as follows.

Consolidated
Payment estimate	09/30/2018

2018	1,150
2019	4,806
2020	4,998
2021	5,198
2022 onwards	12,492
28,644

According to Note 31, on October 4, 2018, the Company called an ESM to be held on November 21, 2018 at first call, to take resolutions on the move of the registered office to the municipality of São Caetano, in the Company’s own property, which is currently in inventory.

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 16 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Payables for purchase of properties	October 2018 to November 2022	125,606	104,361	141,008	118,201
Adjustment to present value		(15,688)	(9,718)	(16,349)	(10,352)
Advances from customers
Development and sales		24,741	61,039	39,279	63,748
Barter transaction - Land (Note 30)		122,065	113,608	189,295	137,237
Total payables for purchase of properties and advances from customers (Notes 20.i.d and 20.ii.a)		256,724	269,290	353,233	308,834

Current portion		99,409	132,098	145,468	156,457
Non-current portion		157,315	137,192	207,765	152,377

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2018	12/31/2017	09/30/2018	12/31/2017

2018	47,603	132,098	77,276	156,457
2019	65,608	61,212	88,457	67,632
2020	56,179	40,771	81,282	40,987
2021	38,412	19,553	51,488	19,553
2022 onwards	48,922	15,656	54,730	24,205
	256,724	269,290	353,233	308,834

18.  Equity

18.1.  Capital

On February 28, 2018, the Board of Directors partially ratified the capital increase approved at the ESM held on December 20, 2017, in view of the subscription and full payment of 16,717,752 new common shares at a price per share of R$15.00, of which R$0.01 per share was allocated to capital, and R$14.99 per share was allocated to capital reserve, totaling R$167 and R$250,599, respectively.

Therefore, as at September 30, 2018, the Company's authorized and paid-in capital amounts to R$2,521,319 (R$2,521,152 in 2017), represented by 44,757,914 (28,040,162 in 2017) registered common shares, with no par value, of which 871,664 (938,044 in 2017) were held in treasury in both periods.

According to the Company’s articles of incorporation, the capital may be increased without the need to make amendments to it, upon a resolution by the Board of Directors, which shall set the conditions for issuance within the limit of 71,031,876 (seventy one million thirty one thousand eight hundred and seventy six) common shares.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.1.  Capital --Continued

On September 28, 2018, the Company approved the creation of a new program to repurchase its common shares of the Share Repurchase Program. The acquired shares will be held in treasury, and may be cancelled, disposed of and/or used later on, up to the limit of 3,516,970 common shares. The maximum period for share acquisition will be 12 months, beginning on October 1, 2018 and ending on October 1, 2019.

In the period ended September 30, 2018 and year ended December 31, 2017 no treasury shares were purchased. Additionally, in the period ended September 30, 2018, the Company transferred 6,900 shares (112,203 in 2017) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$1 (R$818 in 2017), and disposed of 59,480 shares, for which it received the total amount of R$714.

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Amount (i)	Weighted average price	% - on shares outstanding	09/30/2018	12/31/2017	09/30/2018	12/31/2017
11/20/2001	44,462	38.9319	0.10%	498	910	1,731	1,731
Changes in 2013:
Acquisitions	1,372,096	51.9927	3.14%	15,354	28,073	71,339	71,339
Changes in 2014:
Acquisitions	3,243,947	35.5323	7.43%	36,300	66,371	115,265	115,265
Transfers	(405,205)	43.3928	-0.93%	(4,534)	(8,290)	(17,583)	(17,583)
Cancellations	(2,039,086)	44.9677	-4.67%	(22,817)	(41,720)	(91,693)	(91,693)
Changes in 2015:
Acquisitions	884,470	27.3124	2.03%	9,897	18,096	24,157	24,157
Transfers	(90,622)	33.3473	-0.21%	(1,014)	(1,854)	(3,022)	(3,022)
Cancellations	(2,225,020)	33.3543	-5.10%	(24,898)	(45,524)	(74,214)	(74,214)
Changes in 2016:
Acquisitions	334,020	26.0254	0.77%	3,738	6,834	8,693	8,693
Transfers	(68,814)	31.2290	-0.16%	(770)	(1,408)	(2,149)	(2,149)
Changes in 2017:
Transfers	(112,203)	30.6142	-0.26%	(1,256)	(2,296)	(3,435)	(3,435)
Changes in 2018:
Transfers	(6,900)	30.5797	-0.02%	(77)	-	(211)	-
Disposal	(59,480)	30.6153	-0.14%	(666)	-	(1,821)	-
Total	871,664	31.0406	2.03%	9,754	19,192	27,057	29,089

(*) Market value calculated based on the closing share price on September 30, 2018 at R$11.19 (R$20.46 in 2017) not considering the effect of occasional volatilities.

(i) Amount shown adjusted by the reverse split of shares at the ratio of 13.483023074 to 1, performed on March 23, 2017.

The Company holds shares in treasury acquired in 2001 in order to guarantee the enforcement of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares was as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2017	26,972
Disposal of shares	59
Subscription of shares	16,718
Change in shares held by the management members of the Company	(787)
Outstanding shares as of September 30, 2018	42,962

Weighted average shares outstanding (Note 27)	41,710

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.2.  Stock option plan

Expenses incurred in relation to the granting of stock options are recorded in the line item “General and administrative expenses” (Note 23) and presented the following effects on profit or loss in the periods ended September 30, 2018 and 2017:

	Company and Consolidated
	09/30/2018	09/30/2017

Equity-settled stock option plan	2,592	2,918
Phantom Shares	(680)	(20)
Total option grant expenses (Note 23)	1,912	2,898

The Company has a total of six stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that vary from one to four years of employment (the essential condition for the exercise of the option) and expire six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as an expense in profit or loss (as counter-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

The changes in options outstanding in the period ended September 30, 2018 and year ended December 31, 2017, which include their respective weighted average exercise prices, were as follows:

	09/30/2018		2017
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	841,172	16.99	957,358	28.50
Options granted	2,685,474	15.00	-	-
Options exercised (i)	(21,079)	(16.25)	(112,203)	(14.65)
Options forfeited and amount adjustment due to the discontinued operations of Tenda, net	(13,934)	(0.09)	(3,983)	(21.07)
Options outstanding at the end of the period	3,491,633	15.58	841,172	16.99

(i) In the period ended September 30, 2018, the amount received through exercised options was R$1 (R$818 in 2017).

Options outstanding and exercisable as of September 30, 2018, were as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)

3,491,633	2.92	15.58	629,938	16.99

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.2.  Stock option plan -- Continued

During the period ended September 30, 2018. the Company granted 2,685,474 options in connection with its stock option plans made up of common shares (no options were granted in 2017).

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

For the period ended September 30, 2018 the fair value of the options granted totaled R$12,807, determined based on the following assumptions:

2018
Pricing model	Binomial
Exercise price of options (R$)	R$15.00
Weighted average price of options ( (R$)	R$15.00
Expected volatility (%) – (*)	52%
Expected option life (years)	4.6 years
Dividend income (%)	1.98%
Risk-free interest rate (%)	6.64%

               (*)The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

18.3.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As at September 30, 2018, the amount of R$3,380 (R$4,060 in 2017), related to the fair value of the phantom shares granted, is recognized in the line item “Other payables” (Note 15).

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 18 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution

The reconciliation of the effective tax rate for the periods ended September 30, 2018 and 2017 was as follows:

	Company		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Profit (loss) before income tax and social contribution, and statutory interest	(122,509)	(485,417)	(122,096)	(483,864)
Income tax calculated at the applicable rate - 34%	41,653	165,041	41,513	164,514

Net effect of subsidiaries and ventures taxed based on the presumed profit and RET	-	-	(10,866)	(12,672)
Income from equity method investments	(23,421)	(59,793)	(12,701)	(48,505)
Stock option plan	(881)	(992)	(881)	(992)
Other permanent differences	(829)	467	(829)	468
Charges on payables to venture partners	(136)	(334)	207	(335)
Net effect on discontinued operations (a)	-	(25,413)	-	(25,413)
Unrecognized tax credits	(16,386)	(78,976)	(18,777)	(78,738)
	-	-	(2,334)	(1,673)

Tax expenses - current	-	-	(2,334)	(1,673)
Tax income (expenses) - deferred	-	-	-	-

(a)   Effect attributable to discontinued operations not reflected in the base of profit before taxes, but with the effect of reducing the entity’s tax base.

 (i)    Deferred income tax and social contribution

As at September 30, 2018 and December 31, 2017, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017
Assets
Provisions for legal claims	59,104	66,451	60,086	67,448
Temporary differences – Deferred PIS and COFINS	15,981	10,117	15,981	10,117
Provisions for realization of non-financial assets	240,458	225,234	240,458	225,234
Temporary differences – CPC adjustment	23,927	20,613	23,927	20,613
Other provisions	21,444	23,397	21,443	23,479
Income tax and social contribution loss carryforwards	347,288	295,860	364,848	310,933
	708,202	641,672	726,743	657,824

Unrecognized tax credits of continued operations (a)	(601,312)	(579,192)	(619,853)	(595,344)
	(601,312)	(579,192)	(619,853)	(595,344)
Liabilities
Negative goodwill	(2,069)	(2,069)	(2,069)	(2,069)
Temporary differences –CPC adjustment	(105,395)	(104,321)	(105,395)	(104,321)
Differences between income taxed on cash basis and recorded on an accrual basis	(73,899)	(30,563)	(73,899)	(30,563)
	(181,363)	(136,953)	(181,363)	(136,953)

Total net	(74,473)	(74,473)	(74,473)	(74,473)

(a)     Of this amount. R$5,735 refers to the impact from the first-time adoption of CPC 48 as of January 1, 2018 (Note 3).

The balances of income tax and social contribution loss carryforwards for offsetting were as follows:

	Company
	09/30/2018			12/31/2017
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,021,435	1,021,435	-	870,176	870,176	-
Deferred tax asset (25%/9%)	255,359	91,929	347,288	217,544	78,316	295,860
Recognized deferred tax asset	23,468	8,449	31,917	23,468	8,449	31,917
Unrecognized deferred tax asset	231,891	83,480	315,371	194,076	69,867	263,943
	Consolidated
	09/30/2018			12/31/2017
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,073,083	1,073,083	-	914,509	914,509	-
Deferred tax asset (25%/9%)	268,271	96,577	364,848	228,627	82,306	310,933
Recognized deferred tax asset	23,468	8,449	31,917	23,468	8,449	31,917
Unrecognized deferred tax asset	244,803	88,128	332,931	205,159	78,357	279,016

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 19 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval, and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The results from these operations are consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

There was no significant change relative to the credit risks disclosed in Note 20(i)(a) to the financial statements as at December 31, 2017.

b)    Derivative financial instruments

As at September 30, 2018, the Company did not have any derivative instrument to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year.

In the period ended September 30, 2018, the Company settled the following derivative contract aimed at hedging against interest rate fluctuations.

	Reais	Percentage		Validity		Gain (loss) on derivative instruments - net

Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	09/30/2018	12/31/2017

Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	-	404
	Total derivative financial instruments (Note 20.i.d and Note 20.ii.a)					-	404

				Current		-	404
				Non-current		-	-

During period ended September 30, 2018, the income amount of R$763 (R$790 in 2017) in the individual and consolidated financial statements, which refers to the net result of an the interest swap transaction, arising from the a payment in the amount of R$404 and an upward market change of R$1,168. was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing a correlation between the effect of such transactions and the interest rate fluctuations in the Company’s statement of financial position (Note 24).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

b)    Derivative financial instruments --Continued

       The estimated fair value of derivative financial instruments purchased by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no significant change relative to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as at December 31, 2017.

d)    Liquidity risk

There was no significant change relative to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as at December 31, 2017.

The maturities of financial instruments in the form of loans, financing, suppliers, payables to venture partners and debentures were as follows:

Period ended September 30, 2018	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	146,405	455,228	-	-	601,633
Debentures (Note 13)	31,196	250,129	-	-	281,325
Obligations assumed on assignment of receivables (Note 14)	20,429	18,275	5,513	6,858	51,075
Suppliers (Note 15 and Note 20.ii.a)	91,494	3,229	-	-	94,723
Payables for purchase of properties and advance from customers (Note 17)	99,409	97,981	59,334	-	256,724
	388,933	824,842	64,847	6,858	1,285,480
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	186,742	-	-	-	186,742
Trade accounts receivable (Note 5)	477,078	132,108	57,786	-	666,972
	663,820	132,108	57,786	-	853,714

Period ended September 30, 2018	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	170,171	508,848	-	-	679,019
Debentures (Note 13)	31,196	250,129	-	-	281,325
Obligations assumed on assignment of receivables (Note 14)	26,941	25,089	6,993	5,632	64,655
Suppliers (Note 15 and Note 20.ii.a)	106,363	4,017	-	-	110,380
Payables for purchase of properties and advance from customers (Note 17)	145,468	140,709	67,056	-	353,233
	480,139	928,792	74,049	5,632	1,488,612
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	194,446	-	-	-	194,446
Trade accounts receivable (Note 5)	569,166	143,318	71,087	-	783,571
	763,612	143,318	71,087	-	978,017

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the same classification disclosed in Note 20(i)(d) to the financial statements as at December 31, 2017 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as at September 30, 2018 and December 31, 2017 was as follows:

	Company			Consolidated
	Fair value classification
As of September 30, 2018	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	182,830	-	-	186,515	-

	Company			Consolidated
	Fair value classification
As of December 31. 2017	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	110,945	-	-	118,935	-
Derivative financial instruments (Note 20.i.b)	-	404	-	-	404	-

In the period ended September 30, 2018, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as at December 31, 2017 to estimate the fair value of each financial instrument class for which the estimate of value is practicable.

The most significant carrying values and fair values of financial assets and liabilities as at September 30, 2018 and December 31, 2017, classified into Level 2 of the fair value classification, are as follows:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments —Continued

(ii)    Fair value of financial instruments --Continued

a)    Fair value measurement--Continued

	Company
	09/30/2018		12/31/2017
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	3,912	3,912	7,461	7,461	(*)
Short-term investments (Note 4.2)	182,830	182,830	110,945	110,945	(*)
Derivative financial instruments (Note 20(i)(b))	-	-	404	404	(**)
Trade accounts receivable (Note 5)	666,972	666,972	531,830	531,830	(**)
Loan receivable (Note 21.1)	26,621	26,621	22,179	22,179	(**)

Financial liabilities
Loans and financing (Note 12)	601,633	632,663	762,130	806,977	(**)
Debentures (Note 13)	281,325	310,598	207,713	227,655	(**)
Suppliers	94,723	94,723	88,014	88,014	(**)
Obligations assumed on assignment of receivables (Note 14)	51,075	51,075	68,812	68,812	(**)
Payables for purchase of properties and advances from customers (Note 17)	256,724	256,724	269,290	269,290	(**)
Loan payable (Note 21.1)	14,109	14,109	10,511	10,511	(**)

	Consolidated
	09/30/2018		12/31/2017
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	7,931	7,931	28,527	28,527	(*)
Short-term investments (Note 4.2)	186,515	186,515	118,935	118,935	(*)
Derivative financial instruments (Note 20(i)(b))	-	-	404	404	(**)
Trade accounts receivable (Note 5)	783,571	783,571	684,078	684,078	(**)
Loan receivable (Note 21.1)	26,621	26,621	22,179	22,179	(**)

Financial liabilities
Loans and financing (Note 12)	679,019	711,277	897,185	944,821	(**)
Debentures (Note 13)	281,325	310,598	207,713	227,655	(**)
Suppliers	110,380	110,380	101,849	101,849	(**)
Obligations assumed on assignment of receivables (Note 14)	64,655	64,655	84,393	84,393	(**)
Payables for purchase of properties and advances from customers (Note 17)	353,233	353,233	308,834	308,834	(**)
Loan payable (Note 21.1)	14,109	14,109	10,511	10,511	(**)

(*) Fair value through profit or loss

(**) Amortized cost

There was no significant change relative to the other information disclosed in Note 20(ii)(a) to the financial statements as at December 31, 2017.

(b)    Risk of debt acceleration

As at September 30, 2018, the Company has loan and financing agreements in effect, with restrictive covenants related to cash generation, debt ratios, and other. These restrictive covenants have been observed by the Company and do not restrict its ability to continue a going concern.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

 (iii)  Capital stock management

The explanations related to this note were not subject to material changes relative to the disclosures in Note 20(iii) to the financial statements as at December 31, 2017.

The Company includes in its net debt structure: loans and financing, debentures, less cash and cash equivalents and short-term investments (cash and cash equivalents and marketable securities):

	Company		Consolidated
	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Loans and financing (Note 12)	601,633	762,130	679,019	897,185
Debentures (Note 13)	281,325	207,713	281,325	207,713
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(186,742)	(118,406)	(194,446)	(147,462)
Net debt	696,216	851,437	765,898	957,436
Equity	870,252	755,557	871,955	759,404

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended September 30, 2018. except swap contracts, which are analyzed through their due dates, describes the risks that may cause material changes in the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As at September 30, 2018, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI and National Consumer Price Index – Extended (IPCA);

c)   Accounts receivable and payables for purchase of properties linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the period ended September 30, 2018, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 6.39%, TR at 0%, INCC at 3.92%, IPCA at 4.53% and IGP-M at 10.05%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(iv)   Sensitivity analysis --Continued

The following chart shows the sensitivity to risks to which the Company is exposed, considering that the possible effects would impact the future results, based on the exposure shown as of September 30, 2018. The effects on equity are basically the same as those on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/Decrease of CDI	1,083	2,708	5,415	(5,415)	(2,708)	(1,083)
Loans and financing	Increase/Decrease of CDI	(1,978)	(4,946)	(9,892)	9,892	4,946	1,978
Debentures	Increase/Decrease of CDI	(1,401)	(3,503)	(7,005)	7,005	3,503	1,401

Net effect of CDI variation		(2,296)	(5,741)	(11,482)	11,482	5,741	2,296

Loans and financing	Increase/Decrease of TR	-	-	-	-	-	-

Net effect of TR variation		-	-	-	-	-	-

Debentures	Increase/Decrease of IPCA	(208)	(520)	(1,040)	1,040	520	208

Net effect of IPCA variation		(208)	(520)	(1,040)	1,040	520	208

Accounts receivable	Increase/Decrease of INCC	1,925	4,811	9,623	(9,623)	(4,811)	(1,925)
Obligations for purchase of property	Increase/Decrease of INCC	(1,332)	(3,331)	(6,662)	6,662	3,331	1,332

Net effect of INCC variation		593	1,480	2,961	(2,961)	(1,480)	(593)

Accounts receivable	Increase/Decrease of IGP-M	2,496	6,241	12,482	(12,482)	(6,241)	(2,496)

Net effect of IGP-M variation		2,496	6,241	12,482	(12,482)	(6,241)	(2,496)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and its related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	09/30/2018	12/31/2017	09/30/2018	12/31/2017

Assets
Current account:
Total SPEs	613	1,785	52,973	39,491
Subsidiaries	-	-	44,347	29,697
Jointly-controlled investees	580	1,752	8,593	9,761
Associates	33	33	33	33
Condominium and consortia and thirty party’s works	12,655	12,398	12,655	12,399
Loan receivable (Note 20.ii.a and 30.ii)	26,621	22,179	26,621	22,179
Dividends receivable	12,962	13,876	-	-
	52,851	50,238	92,249	74,069

Current	26,230	28,059	65,628	51,890
Non-current	26,621	22,179	26,621	22,179

Liabilities
Current account:
Total SPEs	(937,933)	(960,491)	(46,347)	(52,686)
Subsidiaries	(909,758)	(926,418)	(18,172)	(18,613)
Jointly-controlled investees	(19,620)	(25,471)	(19,620)	(25,471)
Associates	(8,555)	(8,602)	(8,555)	(8,602)
Loan payable (Note 20.ii.a and 30.ii)	(14,109)	(10,511)	(14,109)	(10,511)
	(952,042)	(971,002)	(60,456)	(63,197)

Current	(952,042)	(971,002)	(60,456)	(63,197)
Non-current	-	-	-	-

The composition, nature and condition of loans receivable and payable by the Company are thus far as shown below. Loan maturities are from October 2018 and tied to the cash flows of related ventures.

	Company and Consolidated
	09/30/2018	12/31/2017	Nature	Interest rate

Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	5,333	4,778	Construction	12% p.a. + IGPM
Manhattan Residencial I	667	1,791	Construction	10% p.a. + TR
Target Offices & Mall	20,621	15,610	Construction	12% p.a. + IGPM
Total receivable	26,621	22,179

Dubai Residencial	4,461	3,887	Construction	6% p.a.
Parque Árvores	7,270	4,673	Construction	6% p.a.
Parque Águas	2,378	1,951	Construction	6% p.a.
Total payable	14,109	10,511

In the period ended September 30, 2018 the recognized financial income from interest on loans amounted to R$3,611 (R$1,444 in 2017) in the individual and consolidated statements (Note 24).

The information regarding management transactions and compensation is described in Note 25.

The other explanation related to this note was not subject to significant changes relative to those disclosed in Note 21 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties --Continued

21.2.  Endorsements, guarantees and sureties

The financial transactions of subsidiaries are guaranteed by endorsement or sureties in proportion to the Company’s interest in the capital stock of such companies, in the amount of R$237,865 as at September 30, 2018 (R$317,716 as of December 31, 2017).

22.  Net operating revenue

	Company		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Gross operating revenue
Real estate development, sale, barter transactions and construction services	726,559	377,489	819,937	498,165
(Recognition) Reversal of allowance for doubtful accounts (Note 5)	19,036	(17,767)	19,036	(17,767)
Taxes on sale of real estate and services	(66,551)	(32,016)	(70,999)	(36,281)
Net operating revenue	679,044	327,706	767,974	444,117

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Cost of real estate development and sale:
Construction cost	(308,304)	(184,458)	(317,387)	(252,272)
Land cost	(100,134)	(74,075)	(168,517)	(96,910)
Development cost	(20,129)	(19,756)	(23,863)	(25,320)
Capitalized financial charges (Note 12)	(85,637)	(61,997)	(99,397)	(91,117)
Maintenance / warranty	(14,378)	(17,701)	(14,378)	(17,699)
Total cost of real estate development and sale	(528,582)	(357,987)	(623,542)	(483,318)

Commercial expenses:
Product marketing expenses	(31,543)	(22,501)	(34,938)	(26,381)
Brokerage and sale commission	(20,928)	(18,852)	(26,113)	(21,870)
Customer Relationship Management (CRM) and corporate marketing expenses	(10,543)	(12,924)	(11,812)	(14,673)
Other	(91)	(280)	(179)	(245)
Total commercial expenses	(63,105)	(54,557)	(73,042)	(63,169)

General and administrative expenses:
Salaries and payroll charges	(21,189)	(17,504)	(26,261)	(25,877)
Employee benefits	(2,295)	(1,678)	(2,880)	(2,480)
Travel and utilities	(607)	(166)	(762)	(245)
Services	(10,038)	(8,827)	(12,599)	(13,049)
Rents and condominium fees	(3,671)	(2,976)	(4,608)	(4,399)
IT	(6,703)	(6,508)	(8,413)	(9,621)
Stock option plan (Note 18.2)	(1,912)	(2,898)	(1,912)	(2,898)
Reserve for profit sharing (Note 25.iii)	(3,795)	(9,395)	(3,795)	(9,395)
Other	(496)	(394)	(611)	(584)
Total general and administrative expenses	(50,706)	(50,346)	(61,841)	(68,548)

Other income (expenses), net:
Expenses related to lawsuits (Note 16)	(44,641)	(61,584)	(44,764)	(61,431)
Other	2,036	7,535	(2,738)	127
Total other income/(expenses), net	(42,605)	(54,049)	(47,502)	(61,304)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.  Financial income (expenses)

	Company		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Financial income
Income from financial investments	9,530	14,156	9,622	16,735
Derivative transactions (Note 20.i.b)	763	790	763	790
Financial income from loans (Note 21.i)	3,611	1,444	3,611	1,444
Other financial income	783	4,462	1,215	4,711
Total financial income	14,687	20,852	15,211	23,680

Financial expenses
Interest on funding, net of capitalization (Note 12)	(57,318)	(88,345)	(53,376)	(79,473)
Amortization of transactions cost	(3,350)	(4,126)	(3,350)	(4,126)
Payables to venture partners	-	(314)	-	(314)
Banking expenses	(5,098)	(13,179)	(5,690)	(14,077)
Discount granted and other financial expenses	(8,981)	(9,875)	(11,006)	(8,709)
Total financial expenses	(74,747)	(115,839)	(73,422)	(106,699)

25.  Transactions with management and employees

(i)     Management compensation

In the periods ended September 30, 2018 and 2017, the amounts recorded in the line item “General and administrative expenses”, related to the compensation of the Company’s Management and Fiscal Council were as follows:

	Management compensation
Year ended September 30, 2018	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	6	3
Fixed compensation for the year (in R$)
Salary / Fees	1,216	3,196	165
Direct and indirect benefits	-	151	-
Other (INSS)	243	639	33
Monthly compensation (in R$)	162	443	22
Total compensation	1,459	3,986	198
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	1,459	3,986	198

	Management compensation
Year ended September 30, 2017	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Fixed compensation for the year (in R$)
Salary / Fees	1,270	2,317	149
Direct and indirect benefits	-	148	-
Other (INSS)	254	463	30
Monthly compensation (in R$)	141	257	17
Total compensation	1,524	2,928	179
Profit sharing (Note 25.iii)	-	2,196	-
Total compensation and profit sharing	1,524	5,124	179

(a)     Information on compensation related to Management members in office up to September 28, 2018 (Note 1).

In the period ended September 30, 2018, the amount related to the granting of options to the Company’s management in office up to September 28, 2018 was R$1,555 (R$1,898 in 2017).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees --Continued

(i)     Management compensation --Continued

The maximum aggregate compensation of the Company’s management members for the year 2018, was established at R$23,599 (R$18,739 in 2017), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 27, 2018.

On the same occasion the compensation limit of the Company’s Fiscal Council members for their next term of office, which ends at the Annual Shareholders’ Meeting to be held in 2019, was set at 10% of the compensation that, on average, was allocated to each officer of the Company, excluding the benefits, representation allowances and profit sharing (R$261 in 2017).

(ii)    Sales transactions

In the period ended September 30, 2018 and year ended December 31, 2017, no sales transaction of units to the current Management was made, and the total balance receivable of sales transactions made wasR$156 (R$172 in 2017).

(iii)   Profit sharing

In the period ended September 30, 2018, the Company recorded a profit sharing expense amounting to R$3,795 in the Company and consolidated balance (R$9,395 in 2017) in the line item “General and Administrative Expenses" (Note 23).

	Company and Consolidated
	09/30/2018	09/30/2017

Executive officers (Note 25.i)	-	2,196
Other employees	3,795	7,199
Total profit sharing	3,795	9,395

(i)    In the period ended September 30, 2018, the Company did not allocate profit sharing in the profit or loss to the current executive board that took office on September 28, 2018.

The other explanation related to this note was not subject to significant changes relative to those disclosed in Note 25 to the financial statements as at December 31, 2017.

26.  Insurance

The liabilities covered by insurance and the respective amounts as at September 30, 2018 are as follows:

Insurance type	Coverage – R$
Engineering risks and completion bond	761,341
Civil liability (Directors and Officers – D&O)	200,195
961,536

The other explanation related to this note was not subject to significant changes relative to those disclosed in Note 26 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.  Earnings (loss) per share

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the loss for the periods ended September 30, 2018 and 2017, shares with dilutive potential are not considered, because the impact would be antidilutive.

	09/30/2018	09/30/2017
Basic numerator
Undistributed loss from continuing operations	(122,509)	(485,417)
Undistributed profit (loss) from discontinued operations	-	98,175
Undistributed loss, available to the holders of common shares	(122,509)	(387,242)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	41,710	26,874

Basic earnings (loss) per share in Reais	(2.937)	(14.410)
From continuing operations	(2.937)	(18.063)
From discontinued operations	-	3.653

Diluted numerator
Undistributed loss from continuing operations	(122,509)	(485,417)
Undistributed profit (loss) from discontinued operations	-	98,175
Undistributed loss, available to the holders of common shares	(122,509)	(387,242)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	41,710	26,874
Stock options	572	14
Anti-dilutive effect	(572)	(14)
Diluted weighted average number of shares	41,710	26,874

Diluted earnings (loss) per share in Reais	(2.937)	(14.410)
From continuing operations	(2.937)	(18.063)
From discontinued operations	-	3.653

The other explanation related to this note was not subject to significant changes relative to those disclosed in Note 27 to the financial statements as at December 31, 2017.

28.  Segment information

With the completion of the discontinuation of Tenda’s operations (Note 8.2), the Company operates in only one segment, according to the nature of its products.

Accordingly, the reports used for making decisions are the consolidated quarterly information and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the periods ended September 30, 2018 and 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received are shown in the account “Payables for purchase of property and advances from customer”. Information on the ventures under construction as at September 30, 2018:

Consolidated
09/30/2018

Unappropriated sales revenue of units sold	543,760
Unappropriated estimated cost of units sold	(328,414)
Unappropriated estimated cost of units in inventory	(137,671)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	1,466,656
Appropriated sales revenue	(922,896)
Unappropriated sales revenue (a)	543,760

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(894,307)
Incurred cost of units	565,893
Unappropriated estimated cost (b)	(328,414)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(497,733)
Incurred cost of units (Note 6)	360,062
Unappropriated estimated cost	(137,671)

(a)   The unappropriated sales revenue of units sold is measured based on the face value of contracts, plus the contract adjustments less cancellations, net of the levied taxes and adjusted to present value, and does not include ventures that are subject to restrictions due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The estimated cost of units sold and in inventory to be incurred does not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

       As at September 30, 2018, the percentage of assets consolidated in the quarterly information related to ventures included in the equity segregation structure of the development stood at 23.6% (18.0% in 2017).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Additional Information on the Statement of Cash Flows

(i)   Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investment and financing activities that did not affect cash and cash equivalents and, were not included in the statements of cash flows:

	Company		Consolidated
	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Capital contribution (reduction)	388	(12,281)	388	(12,404)
Capitalized financial charges (Note 12)	(11,365)	(29,071)	(27,908)	(56,225)
Barter transaction– Land (Note 17)	8,457	(9,161)	52,058	(13,292)
Refund of capital receivable from Tenda	-	103,907	-	103,907
	(2,520)	53,394	24,538	21,986

(ii)  Reconciliation of the asset and liability changes with the cash flows from financing activities

		Transactions affecting cash			Transactions not affecting cash
Company	Opening balance 12/31/2017	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Closing balance 09/30/2018

Loans, financing and debentures (Notes 12 and 13)	(969,843)	(266,103)	5,765	352,697	(5,474)	(882,958)
Loans (Note 21.1)	11,668	-	-	(2,190)	3,034	12,512
Paid-in capital (Note 18.1)	(2,521,152)	(167)	-	-	-	(2,521,319)
Capital reserve (Note 18.1)	-	(250,599)	-	-	-	(250,599)
	(3,479,327)	(516,869)	5,765	350,507	(2,440)	(3,642,364)

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Opening balance 12/31/2017	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Closing balance 09/30/2018

Loans, financing and debentures (Notes 12 and 13)	(1,104,897)	(302,001)	11,025	445,758	(10,229)	(960,344)
Loans (Note 21.1)	11,668	-	-	(2,190)	3,034	12,512
Paid-in capital (Note 18.1)	(2,521,152)	(167)	-	-	-	(2,521,319)
Capital reserve (Note 18.1)	-	(250,599)				(250,599)
	(3,614,381)	(552,767)	11,025	443,568	(7,195)	(3,719,750)

31.  Subsequent events

(i)      Restructuring

As mentioned in Note 1, in view of the changes in the Company’s management and reassessment of internal strategies, the Company is in a restructuring process with the purpose of performing its turnaround and adjusting its structure. As part of this process, the following measures have been announced and/or are in progress:

(a)   Change in the Company’s registered office

On October 4, 2018, the Company called an ESM to be held on November 21, 2018, to take resolution on the move of its registered office to the city of São Caetano do Sul, São Paulo, to a property owned by the Company, currently in inventory, which will represent annual savings in the order of R$5,000.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.  Subsequent events --Continued

(i)      Restructuring--Continued

(b)   Readjustment of the organizational and administrative structure

In line with the process of readjusting its structure, the Company’s Management is implementing measures for reducing the number of personnel during the fourth quarter of 2018. Accordingly, by the month ended October 31, 2018, the estimated amount related to severance pay totals R$8,700.

(ii)     Share repurchase program

In the period from October 1 to 24, 2018, considering the beginning of the blackout period on October 25, 2018, the Company acquired 3,161,300 shares within the share repurchase program (Note 18.1).

***

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	09/30/2018
	Common shares

Shareholder	Shares	%

Outstanding shares	22,939,259	51.25%
GWI Asset Management S.A.	14,038,674	31.37%
River and Mercantille Management, LLP	4,553,345	10.17%
Wishbone Management, LP	2,354,972	5.26%
Treasury shares	871,664	1.95%

Total shares	44,757,914	100.00%

	09/30/2017
	Common shares

Shareholder	Shares	%

Outstanding shares	19,204,136	68.49%
Wishbone Management, LP	4,825,000	17.21%
River and Mercantille Management, LLP	3,038,679	10.84%
Treasury shares	972,347	3.47%

Total shares	28,040,162	100.00%

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	09/30/2018
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	20,946,991	46.80%
Board of Directors	911,000	2.04%
Executive directors	13,153	0.03%

Executive control, board members, officers and fiscal council	21,871,144	48,87%

Treasury shares	871,664	1.95%
Outstanding shares in the market (*)	22,015,106	49.19%

Total shares	44,757,914	100.00%

	09/30/2017
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	7,863,679	28.04%
Board of Directors	18,067	0.06%
Executive directors	122,219	0.44%

Executive control, board members, officers and fiscal council	8,003,965	28.54%

Treasury shares	972,347	3.47%
Outstanding shares in the market (*)	19,063,850	67.99%

Total shares	28,040,162	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, the rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by The Brazilian Securities and Exchange Commission (CVM) as well as the other rules that apply to the operations of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulations of the Chamber of Market Arbitration.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Gafisa S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Gafisa S.A. (the “Company”), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2018, comprising the balance sheet as at that date and the statements of income and comprehensive income for the quarter and nine month period then ended, and the statements of changes in equity and cash flow for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1) – Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) – Interim Financial Reporting and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time (POC – Percentage of completion), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information prepared in accordance with CPC 21 (R1), including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1), including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time, as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Information (ITR).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Conclusion on the consolidated interim information prepared in accordance with CPC 21 (R1) and International Accounting Standard IAS 34, including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time, as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Information (ITR).

Emphasis of matter

As described in Note 2.1, the accompanying parent company interim accounting information was prepared in accordance with the accounting standard CPC 21 (R1) and the consolidated interim accounting information was prepared in accordance with the accounting standard CPC 21 (R1) and IAS 34, including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time (POC – Percentage of completion), whilst the process of discussion of OCPC 04 is not concluded. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

The quarterly information (ITR) referred to above include the parent company and consolidated statements of value added for the nine month period ended September 30, 2018, prepared under the responsibility of the Company’s management and presented as supplementary information under IAS 34. These statements have been submitted to review procedures performed in connection with the review of the quarterly information, in order to verify whether they are reconciled with the interim accounting information and accounting records, as applicable, and whether their form and content are presented in accordance with the criteria defined in Pronunciamento Técnico CPC 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in accordance with the criteria defined in this Pronunciamento Técnico and in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of prior-year information

The quarterly information (ITR) referred to above includes accounting information corresponding to the statement of income and comprehensive income for the quarter and nine month periods ended September 30, 2017, and changes in equity, cash flow and value added for the nine month period ended September 30, 2017, obtained from the Quarterly Information (ITR) from that quarter and as well as it includes accounting information corresponding to the balance sheets as of December 31, 2017, obtained from the individual and consolidated financial statements for the year ended December 31, 2017, presented for comparison purposes. The review of the Quarterly Information (ITR) for the quarter ended September 30, 2017 and the examination of the parent company and consolidated financial statements for the year ended December 31, 2017 were conducted under the responsibility of other independent auditors, who have issued review report and audit opinion dated November 9, 2017 and March 8, 2018, respectively, unqualified.

São Paulo, November 8, 2018.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Adriano Formosinho Correia

Contador CRC 1BA029904/O-5

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and statements / Management statement of interim financial information

Management statement of interim financial information

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per Article 25 of CVM Instruction 480 issued on December 7, 2009 that:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2018; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2018.

São Paulo, November 08, 2018.

GAFISA S.A.

Management

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

September 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and Statements / Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per Article 25 of CVM Instruction 480 issued in December 7, 2009 that:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2018; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2018.

São Paulo, November 08, 2018.

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 23, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer